Exhibit 99.1

AVITA MEDICAL LIMITED

A.B.N. 28 058 466 523

FULL FINANCIAL REPORT

For the year ended 30 June 2019

Corporate Information

ABN 28 058 466 523

This annual report covers the consolidated entity comprising Avita Medical Limited (the Parent Company) and its controlled subsidiaries (the Company). The Parent Company’s functional and presentation currency is AUD ($).

A description of the Company’s operations and of its principal activities is included in the review of operations and activities in the Directors’ Report on page 3. The Directors’ Report does not form part of the financial report.

Directors

Mr Lou Panaccio (Non-Executive Chairman)

Dr Michael Perry (Executive Director)

Mr Jeremy Curnock Cook (Non-Executive Director)

Mr Louis Drapeau (Non-Executive Director)

Mr Damien McDonald (Non-Executive Director)

Professor Suzanne Crowe (Non-Executive Director)

Company Secretaries

Mr Mark Licciardo and Ms Tamara Barr

of Mertons Corporate Services Pty Ltd

Registered Office

c/o Mertons Corporate Services Pty Ltd

Level 7

330 Collins Street

Melbourne VIC 3000, Australia

Principal Place of Business

28159 Avenue Stanford, Suite 220

Valencia, CA 91355

USA

Share Register

Computershare Investor Services Pty Limited

Level 11, 172 St Georges Terrace

Perth, WA 6000 Australia

Solicitors

K&L Gates

Level 25 South Tower, 525 Collins Street

Melbourne VIC 3000, Australia

Auditor

Grant Thornton Audit Pty Ltd

Level 43 Central Park, 152-158 St Georges Terrace

Perth, WA 6000 Australia

Principal Bankers

National Australia Bank Limited

1238 Hay Street

West Perth, WA 6000 Australia

Stock Exchange

Avita Medical Limited

Listed on the Australian Securities Exchange

(ASX Code: AVH)

Listed on the OTCQX International

Marketplace in the US (Code: AVMXY)

Internet Address

www.avitamedical.com

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT

Your Directors present their report with respect to the results of Avita Medical Limited (the “Company”) for the year ended 30 June 2019 and the of the Company at that date. Avita Medical Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared this consolidated financial report incorporating the entities that it controlled during the financial period.

DIRECTORS

The names and details of the Company’s Directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Lou Panaccio

(Non-Executive Chairman)

Mr Panaccio is a healthcare businessman with extensive experience progressing companies from concept to commercialisation, was appointed to the role of Chairman of the Board, effective from 1 July 2014. Mr Panaccio possesses more than 30 years’ executive leadership experience in healthcare services and life sciences, including more than 20 years’ board-level experience. Mr Panaccio is currently a Non-Executive Director of ASX50 company and one of the world’s largest medical diagnostics companies, Sonic Healthcare Limited, where he has served since 2005. In addition to his Sonic Healthcare Limited role, Mr Panaccio is Non-Executive Director of Unison Housing Limited, Non-Executive Chairman of Genera Biosystems Limited, and a Non-Executive Director of Rhythm Biosciences Limited. Mr Panaccio has also served in executive and board roles with Melbourne Pathology Group, Monash IVF Group, Primelife Corporation Limited, Health Networks Australia Group and other private entities. During the past three years Mr Panaccio has also served as a Director of the following other listed companies:

•	Sonic Healthcare Limited (ASX)* (Appointed June 2005)

•	Genera Biosystems Limited (ASX)* (Appointed 25 November 2010 until 28 June 2019)

•	Rhythm Biosciences Limited (ASX)* (Appointed 1 August 2017)

*	denotes current directorship

Dr Michael Perry

(Executive Director)

Dr Perry was appointed to the Board on 4 February 2013 and currently serves as Chief Executive Officer of the Company. From 2016 – 2017, he served as Senior Vice President and Chief Scientific Officer of Global Business Development and Licensing for Novartis AG. From 2014 – 2016, Dr Perry served as Chief Scientific Officer of Novartis’ Cell and Gene Therapy Unit and from 2012 – 2014 he served as Vice President and Global Head of Stem Cell Therapy for Novartis Pharmaceuticals Corp, a US affiliate of Switzerland-based Novartis AG. Dr Perry, based in the United States, has previously served as the Global Head of R&D at Baxter Healthcare, President and CEO of Cell & Gene Therapy at Novartis affiliates Systemix Inc. and Genetic Therapy, Inc., VP Regulatory Affairs at Sandoz Pharmaceuticals Corp., Director of Regulatory Affairs at Schering-Plough Corporation, and Chairman, CEO or CMO at several early-stage biotech companies. He also previously served as a Venture Partner with Bay City Capital, LLC based in San Francisco California. During the past three years Dr Perry has also served as a Director of the following other listed companies:

•	Arrowhead Pharmaceuticals (NASDAQ)* (Appointed December 2011)

•	AmpliPhi Biosciences Corporation Inc (NYSE) (Appointed November 2005 until May 2019)

•	Gamida Cell Ltd* (Appointed June 2017)

•	Armata Pharmaceuticals, Inc (NYSE)* (Appointed May 2019)

*	denotes current directorship

Jeremy Curnock Cook

(Non-Executive Director)

Mr Curnock Cook was appointed to the Board on 19 October 2012 and is currently on several boards of International Healthcare and Biotechnology companies. He is the former head of the life science private equity team at Rothschild Asset Management, was responsible for the launch of the first dedicated biotechnology fund for the Australian market and the conception and launch of the International Biotechnology Trust. He is currently the Managing Director of Bioscience Managers Pty Ltd, responsible for the BM Asia Pacific Healthcare Fund, Chairman of International Bioscience Managers Ltd and Avena Therapeutics and Non-Executive Director of Rex Bionics Pty Ltd, SummatiX Ltd and Smart Matrix Ltd. During the past three years Mr Curnock Cook has also served as a director of the following other listed companies:

•	Phylogica Limited (ASX) (Appointed March 2012, resigned April 2017)

•	Adherium Ltd (ASX)* (Appointed July 2015)

•	AmpliPhi Biosciences Corporation Inc (NYSE)* (Appointed November 2005 until May 2019)

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

•	Sea Dragon Limited (NZX)* (Alternate Director) (Appointed October 2012)

•	Armata Pharmaceuticals, Inc (NYSE)* (Appointed May 2019)

*	denotes current directorship

Louis Drapeau

(Non-Executive Director)

Mr Louis Drapeau was appointed to the Board on 13 January 2016 and brings considerable expertise in both the biotech sector and the financial rigour required of US public companies. Mr Drapeau is an Independent Director at AmphliPhi Biosciences Corporation (NYSE) and Surface Pharmaceuticals, Inc. Mr Drapeau has held senior positions with Insite Vision Inc., Nektar Therapeutics and BioMarin Pharmaceutical, Inc., and has been an Audit Partner at Arthur Andersen LLP. Mr Drapeau has formally been an Independent Director at Bio-Rad Laboratories, (NYSE), InterMune, Inc. (NASDAQ), Bionovo, Inc. (NASDAQ), and Inflazyme Pharmaceuticals Ltd (TSE). He has an MBA from Stanford University. During the past three years Mr Louis Drapeau has also served as a director of the following other listed companies:

•	AmpliPhi Biosciences Corporation Inc (NYSE)* (Appointed March 2011 until May 2019)

•	BIO-RAD Laboratories Inc (NYSE) (Appointed 2007, Resigned 2017)

*	denotes current directorship

Mr Damien McDonald

(Non-Executive Director)

UK-based Mr Damien McDonald was appointed to the Board on 13 January 2016 and has a proven track record of achieving value in the medical device space. Mr McDonald is currently CEO of LivaNova PLC having previously served as Chief Operating Officer. Prior to that, he was a Group Executive and Corporate Vice President at NYSE-listed Danaher Corporation, a multinational science and technology innovation company that acquires and produces life science and industrial products and brands, where he led a $1.5 billion group of dental consumable companies. Earlier in his tenure, he was Group President of Kerr where he and his team focused on building a strong research and development pipeline while improving operational performance utilising the Denaher Business System. He has also previously worked for Merck &Co, Johnson & Johnson and Zimmer. He has bachelor’s degrees in both pharmacy and economics from the University of Queensland, a master’s degree in International Economics from the University of Wales, and an MBA from IMD of Lausanne, Switzerland. During the past three years Mr Damien McDonald has also served as a director of the following other listed companies:

•	LivaNova PLC (NASDAQ GS) * (Appointed January 2017)

*	denotes current directorship

Professor Suzanne Crowe (AM)

(Non-Executive Director)

Professor Suzanne Crowe AM was appointed to the Board on 13 January 2016. Australian-based, she is a physician-scientist and company director with extensive expertise in supporting companies with their medical and scientific strategies. Prof Crowe is a Principal Research Fellow of the Australian National Health and Medical Research Council. She is a Principal Specialist in Infectious Diseases at The Alfred Hospital, Melbourne and Adjunct Professor of Medicine and Infectious Diseases at Monash University, Melbourne, and has published more than 200 peer-reviewed papers. Prof Crowe is a member of the Australian Institute of Company Directors and is a Director of St Vincents Health Australia. Prof Crowe was appointed as a Member of the Order of Australia (AM) in 2011 to recognise her service to medical research in HIV/AIDS. She has medical and MD degrees from Monash University, an internal medicine specialist qualification in Infectious Diseases from the Royal Australasian College of Physicians, and a Diploma in Medical Laboratory Technology from the Royal Melbourne Institute of Technology.

COMPANY SECRETARIES

Mark Licciardo

(Joint Company Secretary)

Mark Licciardo, (B Bus (Acc), GradDip CSP, FGIA, GAICD) was appointed as Joint Company Secretary on 19 March 2018. Mark is Managing Director of Mertons Corporate Services Pty Ltd (Mertons) which provides company secretarial and corporate governance consulting services to ASX listed and unlisted public and private companies. Prior to establishing Mertons, he was Company Secretary of the Transurban Group and Australian Foundation Investment Company Limited. He has also had an extensive commercial banking career with the Commonwealth Bank and State Bank Victoria. Mark is a former Chairman of the Governance Institute Australia (GIA) in Victoria and the Melbourne Fringe Festival, a fellow of GIA, the Institute of Chartered Secretaries (CIS), the Australian Institute of Company Directors (AICD) and former Non-Executive Director of iCar Asia Limited. Mr Licciardo is currently a Non-Executive Director of ASX listed Frontier Digital Ventures Limited and Mobilicom Limited as well as several other public and private companies.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

Kate Goland

(Joint Company Secretary)

Kate Goland, (CPA, GIA (Cert)) was appointed as Joint Company Secretary on 19 March 2018 until 11 September 2019. Kate works with Mertons Corporate Services and is an experienced accounting and company secretarial professional. She has demonstrated expertise in supporting clients in meeting their corporate obligations and ASIC compliance requirements. She joined Mertons from BDO where she assisted clients within the company secretarial division. Kate is a current Company Secretary of various public and private companies. She has a strong understanding of corporate compliance matters.

Tamara Barr

(Joint Company Secretary)

Tamara Barr, (GIA (Cert)) was appointed as Joint Company Secretary on 11 September 2019. Tamara Barr has extensive experience as a Company Secretary, working predominantly within the financial services sector for both Australian ASX listed companies and UK unlisted companies. Her experience includes leading a team of company secretaries for a prominent Lloyd’s of London insurance company, Assistant Company Secretary for Australia’s largest listed investment company (Australian Foundation Investment Company), and its sister companies, and providing company secretarial services to corporate finance clients. As a corporate governance professional, she has solid experience in due diligence, corporate finance administration, market research, investor relations and restructuring (procedure and process development). Tamara is currently a Corporate Governance Advisor and Company Secretary to various public and private companies.

Interests in the Shares and Options of the Company

As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
L Panaccio	1,993,588	—
J Curnock Cook [1]	—	—
M Perry [1]	61,654	50,000,000 RSUs
	—	15,000,000 Options
L Drapeau	33,938	—
D McDonald	1,589,405	—
S Crowe	298,301	—

1

69,247,669 shares held in the name of One Funds Management Limited <Asia Pac Health Fund II A/C>, and 81,083,334 shares held in the name of Phillip Asset Management Limited <Bioscience MTF1 A/C> at 30 June 2019 are managed and beneficially owned by BioScience Managers Pty Ltd of which Mr Curnock Cook is an officer and Mr Perry is a Director.

EARNINGS PER SHARE

Earnings per share for the current year was a loss of A$2.78 cents per share compared to a loss of A$1.77 cents per share for the previous period. Weighted average number of ordinary shares on issue used in the calculation of basic loss and diluted loss per share is 1,266,654,166.

DIVIDENDS

Since the end of the previous financial period, no amount has been paid or declared by the Company by way of dividend.

EMPLOYEES

The number of full-time employees of the economic entity at 30 June 2019 was 87 (30 June 2018: 55).

PRINCIPAL ACTIVITIES

The principal activities during the year of entities within the consolidated entity focused on the Company’s RECELL® System. The first medical device based on the RES technology, the RECELL® System, was approved for sale in the U.S. for the treatment of acute thermal burns by the Food and Drug Administration (FDA) in September 2018. The Company initiated its U.S. national market launch of the RECELL System in January 2019, although it did commence commercial shipments in the U.S. during the half-year ended 31 December 2018 in response to pre-launch demand from burn centres.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

OPERATING AND FINANCIAL REVIEW

Company Overview

Avita Medical Limited and its subsidiaries are a regenerative medicine company with a technology platform positioned to address unmet medical needs in burn injuries, trauma injuries, chronic wounds, and dermatological and aesthetics indications. The Company’s patented and proprietary platform technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing Spray-On Skin™ Cells, an autologous cellular suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is sprayed onto the areas of the patient requiring treatment.

The Company’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018 for the treatment of acute thermal burn injuries in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns that significantly reduces the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with split-thickness skin autografts depending on the depth of the burn injury. Compelling data from prospective, randomized, controlled clinical trials conducted at major U.S. burn centres and real-world use globally, demonstrate that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings.

The RECELL System is Therapeutic Goods Administration (TGA)-registered in Australia and China Food and Drug Administration (CFDA)-cleared in China for use in the treatment of burns, acute wounds, scars and vitiligo. In Europe, the RECELL System received CE-mark approval for the treatment of burns, chronic wounds, scars and vitiligo.

Operating Results for the Year

Sale of goods of the RECELL System totalled A$7,705,398 for the year ended 30 June 2019, an increase of A$6,506,537 or 543% over the A$1,198,861 recognised during fiscal 2018. Most of the current fiscal year increase in sales occurred in the U.S. as a result of the September 2018 FDA approval and commencement of the U.S. national market launch of the RECELL System in January 2019. U.S. sales during the fiscal year ended 30 June 2019 totalled A$6,214,660 compared to zero in the prior fiscal year. Gross margin for the fiscal year ended 30 June 2019 was 78% compared to 57% for the same period in 2018, and management expects gross margins to further increase as sales ramp up within the U.S.

Other income totalled A$8,715,847 for the year ended 30 June 2019, a decrease of A$1,456,851 or 14% over the A$10,172,698 recognised during fiscal 2018. As in prior periods, most of the other income consisted of funding from the Biomedical Advanced Research and Development Authority (BARDA), under the Assistant Secretary for Preparedness and Response, within the U.S. Department of Health and Human Services, under ongoing USG Contract No. HHSO100201500028C. Under the BARDA contract, income of A$8,259,152 was recognised during the year ended 30 June 2019 compared to income of A$10,104,081 for fiscal 2018. The decrease was the result of wind-down of certain activities associated with supporting the U.S. FDA approval of the RECELL System as well as the compassionate use and continued access programs.

Operations for the first half of the fiscal year ended 30 June 2019 were focused primarily on preparation for the January 2019 U.S. market launch of the RECELL System. Sales and marketing expenses for the year ended 30 June 2019 totalled A$17,576,754, an increase of A$8,640,313 or 97% over the A$8,936,441 recognised during fiscal 2018. This increase was primarily attributed to the recruitment, hiring and training of a U.S. sales force and the associated product launch sales and marketing materials and activities. Product development expenses for fiscal 2019 totalled A$14,361,995 an increase of A$1,755,868 or 14% over the A$12,606,127 recognised during fiscal 2018. Corporate and administrative expenses totalled A$15,398,177 for the year ended 30 June 2019, an increase of A$10,037,624 or 187% over the A$5,360,553 recognised during fiscal 2018. As the result of investments in commercial, manufacturing, and system capabilities for the U.S. market launch of the RECELL System and related initiatives, operating costs for the year ended 30 June 2019 totalled A$50,063,512, a A$21,298,648 or 74% increase over the A$28,764,864 incurred during fiscal 2018 and were in line with management expectations.

Net comprehensive loss after tax for the fiscal year ended 30 June 2019 was A$33,377,005, an increase of A$17,421,129 or 109% over A$15,955,876 recognised during fiscal 2018. The increase in net comprehensive loss was driven by the higher operating costs described above, partially offset by the higher sale of goods during the fiscal year. As a result of the U.S. national launch of the RECELL System in January 2019, and the expansion of research and development, operating expenses will increase in future periods. These expenses are expected to be partially offset by increased commercial sales of goods as well as income under the BARDA contract.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

Review of Financial Condition

Capital Structure

During the year ended 30 June 2019, the Company completed a series of equity transactions. The Company issued 65 million shares at a price of $0.050 per share and received gross proceeds of A$3,250,000 on 26 July 2018. The Company completed the first tranche of an institutional placement in which it issued 310,047,015 fully paid ordinary shares at a price of A$0.080 per share raising gross proceeds of A$24,803,761 on 4 December 2018. The institutional placement included a second tranche in which it issued 189,952,985 shares at a price of A$0.080 per share and received gross proceeds of A$15,196,239. In addition, on 11 January 2019, the Company completed a Share Purchase Plan under which it issued 22,061,250 shares of stock at a price of A$0.080 per share and received gross proceeds of A$1,764,900.

Cash from Operations

Net cash outflows used in operations in the current year were A$27,485,659, an increase of A$11,113,635 or 68% compared to the A$16,372,024 used in operations in fiscal 2018, due to investments in commercial, manufacturing and system capabilities for the U.S. market launch and other related initiatives.

Risk Management

The Board is responsible for overseeing the establishment and implementation of an effective risk management system and reviewing and monitoring the Company’s application of that system. Implementation of the risk management system and day-to-day management of risk is the responsibility of the CEO, with the assistance of senior management as required. The CEO is responsible for reporting directly to the Board on all matters associated with risk management.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Company’s Chief Financial Officer, Dale Sander resigned on 15 May 2019 and Timothy Rooney was appointed as interim Chief Financial Officer. Otherwise, there have been no significant changes in the state of affairs during the fiscal 2019 financial year.

SIGNIFICANT EVENTS AFTER THE REPORTING DATE

From the end of the reporting period to the date of this report, no matter or circumstance has arisen which has significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The primary focus of the Company during fiscal 2020 is to increase the U.S. revenues of the RECELL System and the continuous expansion of the clinical development of the RECELL system into additional applications beyond the treatment of burns.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The principal activities of the Company are not subject to any particular or significant environmental regulations.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

SHARE OPTIONS

Unissued Shares

As at the reporting date, there were 111,523,332 unissued ordinary shares under options represented by:

16,160,415 exercisable at A$0.085 expiring 18 May 2027 issued to employees on 18 May 2017.

1,072,916 exercisable at A$0.082 expiring 26 May 2027 issued to an employee on 26 May 2017.

1,038,333 exercisable at A$0.080 expiring 27 June 2027 issued to employees on 27 June 2017.

4,000,000 exercisable at A$0.063 expiring 6 September 2027 issued to an employee on 6 September 2017.

9,000,000 exercisable at A$0.057 expiring 16 April 2028 issued to employees on 16 April 2018.

3,000,000 exercisable at A$0.057 expiring 18 April 2028 issued to employees on 18 April 2018.

2,000,000 exercisable at A$0.056 expiring 12 June 2028 issued to an employee on 12 June 2018.

700,000 exercisable at A$0.057 expiring 14 June 2028 issued to employees on 14 June 2018.

3,000,000 exercisable at A$0.059 expiring 25 June 2028 issued to an employee on 25 June 2018.

14,430,000 exercisable at A$0.089 expiring 1 November 2028 issued to employees on 1 November 2018.

18,881,250 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

15,000,000 exercisable at A$0.082 expiring 30 November 2028 issued to an employee on 30 November 2018.

1,080,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

360,000 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

4,910,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

380,000 exercisable at A$0.089 expiring 2 January 2029 issued to employees on 2 January 2019.

6,866,250 exercisable at A$0.30 expiring 1 April 2029 issued to employees on 1 April 2019.

9,644,168 exercisable at A$0.42 expiring 28 June 2029 issued to employees on 28 June 2019.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related corporate body.

Shares Issued as a Result of the Exercise of Options

During the financial year and up to the date of this report, 6,860,000 options were exercised to acquire fully paid ordinary shares in the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has paid premiums in respect of Directors’ and Officers’ Liability Insurance and Company Reimbursement policies that cover all directors and officers of the Company to the extent permitted by law. The policy conditions preclude the Company from any detailed disclosures.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (audited)

This Remuneration Report outlines the Director and Executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report, Key Management Personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any Director (whether Executive or otherwise) of the parent company.

For the purposes of this report, the term ‘executive’ encompasses the Chief Executive and Senior Executives of the Company and the Company.

Details of Key Management Personnel

(i) Directors

Lou Panaccio	Non-Executive Chairman
Dr Michael Perry	Director (Executive)
Jeremy Curnock Cook	Director (Non-Executive)
Louis Drapeau	Director (Non-Executive)
Damien McDonald	Director (Non-Executive)
Suzanne Crowe	Director (Non-Executive)

(ii) Executives

Dr Michael Perry	Chief Executive Officer
Timothy Rooney	Chief Administrative Officer and Interim Chief Financial Officer
Erin Liberto	Chief Commercial Officer
Andrew Quick	Chief Technology Officer
Donna Shiroma	General Counsel

During the year ended 30 June 2019 Andrew Quick was promoted from Senior Vice President Clinical Development to Chief Technology Officer. Dale Sander was appointed Chief Financial Officer effective 5 December 2017, and he served in that position until his resignation on 15 May 2019. On December 5, 2017, the Company also appointed Timothy Rooney as Chief Administrative Officer, and effective May 15, 2019, Mr. Rooney was also appointed as interim Chief Financial Officer.

There were no other changes of Key Management Personnel after the reporting date and before the date the financial report was authorised for issue.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

In prior years we identified several key areas for additional emphasis which has resulted in a review of remuneration practices, policies and plans associated with KMP remuneration. To develop an appropriate foundation for future practices the Remuneration Committee has a formal Remuneration Governance Framework which, at the core, consists of:

•	A revised Remuneration & Nomination Committee Charter which now mandates the development and maintenance of other Remuneration Governance Framework elements;

•	A Senior Executive Remuneration Policy;

•	A Short-Term Incentive (STI) Policy & Procedure document; and

•	A Long-Term Incentive (LTI) Policy & Procedure document.

Remuneration Committee

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing remuneration arrangements for the Board and Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of Executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high-quality Board and executive team.

Use of Remuneration Consultants

The company did not make use of any external remuneration consultants during the financial year.

Voting and comments made at the company’s 2018 Annual General Meeting (“AGM”)

At the 2018 AGM, 93.69% of the votes received supported the adoption of remuneration report for the year ended 30 June 2018. The company did not receive any specific feedback at the AGM regarding its remuneration practices.

Company Performance and Links between Performance and Reward

The following table outlines those measures of performance which are required to be displayed to shareholders under the Corporations Act. However, at this stage in the Company’s evolution, the Board does not believe this perspective is particularly useful to shareholders. Therefore, a discussion of Company performance during fiscal year 2019 follows and should be considered in conjunction with the Operating and Financial review outlined on Page 6 of this report:

Financial Year	Sales Revenue		EBITDA		EBIT		Net Loss after Tax		Loss per Share (cents)		Share Price
2019	A$	7,705,398	A$	(34,962,088)	A$	(35,340,090)	A$	(35,160,227)	A$	(2.78)	A$	0.420
2018		1,198,861		(17,761,405)		(17,904,951)		(16,519,155)		(1.77)		0.069
2017		901,376		(12,419,558)		(12,559,261)		(11,511,024)		(1.72)		0.069
2016		1,002,007		(11,160,119)		(11,243,843)		(7,778,015)		(1.56)		0.082
2015		985,647		(8,457,496)		(8,520,120)		(7,107,497)		(2.01)		0.064

There have not been any dividends paid during the period noted in the above table.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration Framework, Philosophy and Policies

The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•	Provide competitive rewards to attract and retain high calibre Executives;

•	Acceptability to shareholders through transparency and engagement, and ensuring that remuneration frameworks and practices are appropriate to the circumstances of the Company as it evolves;

•	Performance linkage to and alignment with Executive compensation; and

•	Establish appropriate, demanding performance hurdles as a prerequisite to payment of variable Executive remuneration.

The main focus of executives and of performance assessment for Fiscal 2018 was related to the U.S. PMA application for the RECELL System, related activities required to support FDA approval, and preparation for the planned market launch of the RECELL System in the U.S. For 2019, the primary focus will be the continued adoption of the RECELL System in the U.S. and advancement of the Company’s pipeline. Incentives are intended to be linked to shareholder value via product adoption, market penetration, and total shareholder return (TSR).

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Policy

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is to be commercially acceptable, competitive and subject to an annual review. The Board considers advice from external consultants as well as the fees paid to Non-Executive Directors of comparable companies when undertaking the annual review process.

Structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Senior Management remuneration is separate and distinct. The Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a general meeting. The latest determination was at the Annual General Meeting held on 29 November 2005 when shareholders approved an aggregate remuneration of A$450,000 per year in respect of fees payable to Non-Executive Directors. Please refer to Table 2 of this report for the allocation of Directors’ fees.

Each Director receives a fee for being a Director of the Company and includes attendance and participation at Board and committee meetings. The Non-Executive Directors do not participate in any incentive programs.

The remuneration of Non-Executive Directors for the year ended 30 June 2019 is detailed in Table 2 of this report.

Executive Remuneration (including Executive Directors)

Objective

The Company aims to reward Executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company to:

•	Reward Executives for Company and individual performance against targets set by reference to appropriate benchmarks as well as to specific short- and long-term goals of the Company;

•	Align the interests of Executives with those of shareholders; and

•	Ensure total remuneration is competitive by market standards.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Policy

As disclosed in our Remuneration Committee Charter available on our website, the company’s broad framework is noted below:

The Committee is to ensure that:

•

Executive remuneration packages may involve a balance between fixed and incentive pay, reflecting short and/or long-term performance objectives appropriate to the Company’s circumstances and objectives;

•	A proportion of executives’ remuneration is structured in a manner designed to link reward to corporate and individual performances; and

•	Recommendations are made to the Board with respect to the quantum of bonuses to be paid to executives.

To the extent that the Company adopts a different remuneration structure for its Non-Executive Directors, the Committee shall document its reasons for the purpose of disclosure to stakeholders.

Structure

The Remuneration Committee determines the level and make-up of the Chief Executive remuneration. The Committee takes advice from the Chief Executive and when necessary receives input from independent market remuneration advisers to set and approve all other executive remuneration. To assist in achieving the Company’s objectives, the Remuneration Committee links the nature and number of officers’ emoluments to the Company’s performance.

Remuneration may consist of the following key elements:

•	Fixed Remuneration

•	Variable Remuneration

•	Short-Term Incentive (STI) and/or

•	Long-Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration (potential short term and long-term incentives) is established for each Executive by the Remuneration Committee annually. Table 2 details the fixed and variable components for the Executives of the Company.

Fixed Remuneration

Objective

The level of fixed remuneration is set to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Structure

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company-wide and individual performance and relevant comparative remuneration in the market.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Variable Remuneration – Short-Term Incentive (STI)

Objective

The objective of variable remuneration is to link the achievement of the Company’s operational targets with the remuneration received by the Executives charged with meeting those targets. The Company’s operational targets are set by the remuneration committee and the targets are based upon financial and non-financial measures. In the current financial year STI objectives consisted mainly of non-financial measures, primarily based around FDA approval and company readiness of commercialization. The target range is between 25-75% of base salary for the key management personnel. The Company’s STI objectives are designed to:

•	Motivate Senior Executives to achieve the short-term annual objectives linked to Company success and shareholder value creation;

•	Create a strong link between performance and reward;

•	Share company success with the Senior Executives that contribute to it; and

•	Create a component of the employment cost that is responsive to short to medium term changes in the circumstances of the Company.

All key objectives were assessed by the remuneration committee as being fully met. All key management personnel achieved 100% of the maximum bonus available to them under the STI plan and were paid in the current year.

Structure

Variable remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company-wide and individual performance and relevant comparative remuneration in the market.

Variable Remuneration – Long-Term Incentive (LTI)

Objective

The objective of the LTI plan is to reward Executives in a manner that aligns remuneration with the creation of shareholder value and to create an element of remuneration that supports the executive team working together to achieve this outcome over the long term. The LTI plan is also a key component of the Company’s retention strategy.

Structure

The Company has two separate LTI plans that it can use as part of incentivizing senior executives and staff for achieving targeted Key Performance Indicators (KPI’s) including financial and non-financial targets, corporate metrics and individual measures of performance. At the 2014 AGM, shareholders approved a Performance Rights Plan. At the General Meeting of shareholders on 24 August 2015, shareholders approved a share option plan for senior executives.

LTI for 2019 financial year

In addition to the aforementioned CEO Long Term Incentive Plan (Table 2, Operating and Financial Review), 82,391,668 share options were granted during fiscal 2019.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration of Key Management Personnel

Table 1: Employment Contracts

The following table outlines the specified terms of the relevant employment contracts for the Key Management Personnel of the Company:

Role	Incumbent	Contract duration	Period of notice	Termination payments provided for by contract
Chief Executive Officer (CEO and Executive Director)	Dr Michael Perry	Open ended contract	12-month notice period	12 months

Chief Administrative Officer (CAO) and Interim Chief Financial Officer (CFO)	Mr Timothy Rooney	Open ended contract	12-month notice period	12 months

Chief Commercial Officer (CCO)	Ms Erin Liberto	Open ended contract	6-month notice period	6 months

Chief Technology Officer (CTO)	Mr Andrew Quick	Open ended contract	3-month notice period	Payment in lieu of notice only, no other benefits specified

General Counsel (GC)	Ms Donna Shiroma	Open ended contract	3-month notice period	Payment in lieu of notice only, no other benefits specified

Non-Executive Chairman	Mr Lou Panaccio	Open ended contract	Nil notice period- subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

All other non-executive directors	Mr Jeremy Curnock Cook	Open ended contract	Nil notice period- subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Mr Louis Drapeau	Open ended contract	Nil notice period- subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Mr Damien McDonald	Open ended contract	Nil notice period- subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

	Professor Suzanne Crowe	Open ended contract	Nil notice period- subject to Avita constitution	Payment in lieu of notice only, no other benefits specified

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration of Key Management Personnel

Table 2: Remuneration for the year ended 30 June 2019

	Short-term Benefits								Post- employment Benefits		Equity-settled Share- based Payments				Total		Proportion of Element of Remuneration Related to Performance (Other than Options Issued – Note 2)		Proportion of Elements of Remuneration Not Related to Performance (Note 3)
	Salary, fees and leave		Profit share & bonuses (Note 1)		Non- monetary benefits		Other benefits		Pension and superannuation		Shares/ Units		Options/ Rights				Non-salary Cash-based Incentives	Shares/ Units
Non-Executive Directors
L Panaccio – Non-Executive Chairman	A$	58,758	A$	—	A$	—	A$	—	A$	7,481	A$	19,992	A$	—	A$	86,231	0%	0%	100%
J Curnock Cook		61,040		—		—		—		—		—		—		61,040	0%	0%	100%
L Drapeau		60,811		—		—		—		—		—		—		60,811	0%	0%	100%
D McDonald		—		—		—		—		—		61,128		—		61,128	0%	0%	100%
S Crowe		45,989		—		—		—		5,296		9,755		—		61,040	0%	0%	100%

Sub-total Non-Executive Directors		226,598		—		—		—		12,777		90,875		—		330,250

Other Key Management Personnel & Executives
M Perry – CEO	A$	663,926	A$	515,159	A$	27,608	A$	—	A$	43,148	A$	536,679	A$	598,357	A$	2,384,877	22%	27%	31%
T Rooney – CAO and Interim CFO		441,683		147,893		16,550		—		23,106		—		136,647		765,879	19%	0%	63%
D Sander – CFO (resigned 15 May 2019)		379,908		246,299		31,660		270,450		23,193		—		80,727		1,032,237	24%	0%	68%
E Liberto – CCO		398,353		147,893		41,897		—		22,530		—		207,097		817,770	18%	0%	57%
A Quick – CTO		403,853		119,723		36,807		—		23,592		—		181,914		765,889	16%	0%	61%
D Shiroma – GC		419,319		117,519		13,632		—		27,075		—		230,284		807,829	15%	0%	52%

Sub-total executive KMP & Executives		2,707,042		1,294,486		168,154		270,450		162,644		536,679		1,435,026		6,574,481

Totals	A$	2,933,640	A$	1,294,486	A$	168,154	A$	270,450	A$	175,421	A$	627,554	A$	1,435,026	A$	6,904,731

Note 1	Profit share and bonuses are based upon the achievement of corporate goals, which are approved by the Board of Directors.
Note 2	Non-salary cash-based incentives % is equal to profit share and bonuses divided by total compensation. Shares or units % is equal to shares or units divided by total compensation.
Note 3

The percentage disclosed does not include the value of options expensed during the year or pension and superannuation benefits paid per the requirements of Corporations Act 2001. Thus, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed for certain individuals may be less than 100%. Proportion of elements of remuneration not related to performance is equal to the sum of salary, fees and leave, non-monetary benefits, pension and superannuation and other compensation, divided by total compensation. As an example, for Dr. Michael Perry, this calculation would be as follows: (A$663,926+A$27,608+A$43,148) / A$2,384,877 = 31%.

On the 30 November 2018, the shareholders of the Company approved, and Dr. Perry was issued 15,000,000 options to purchase ordinary shares at an exercise price of A$0.082 expiring on 30 November 2028 based on the following milestones:

1.	Tenure – a total of 3,333,333 options issued but to vest over the two-year period commencing June 1,2019;
2.

Company Share Price – a total of 5,000,001 options issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

3.	Milestone performance – a total of 2,500,000 options issued, but to vest upon the achievement of initial BARDA procurement under CLIN2 of the BARDA Contract.
4.	Vested Due to Milestone Achievement – A total of 4,166,666 options, fully vested due to prior achievement of a milestone related to FDA approval of RECELL for burns.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Remuneration paid as a cash bonus is determined by % of the employee’s annual salary, linked to individual performance through achievement of KPI’s.

Table 2: Remuneration for the year ended 30 June 2018

	Short-term Benefits						Post- employment Benefits		Equity-settled Share- based Payments				Total		Proportion of Element of Remuneration Related to Performance (Other than Options Issued – Note 2)		Proportion of Element of Remuneration Not Related to Performance (Note 3)
	Salary, fees and leave		Profit share & bonuses (Note 1)		Non- monetary benefits		Pension and superannuation		Shares/ Units		Options/ Rights				Non-salary Cash-based Incentives	Shares/ Units
Non-Executive Directors
L Panaccio – Non-Executive Chairman	A$	58,758	A$	—	A$	—	A$	7,481	A$	19,992	A$	—	A$	86,231	0%	0%	100%
J Curnock Cook		61,040		—		—		—		—		—		61,040	0%	0%	100%
L Drapeau		56,213		—		—		—		—		—		56,213	0%	0%	100%
D McDonald		—		—		—		—		56,549		—		56,549	0%	0%	100%
S Crowe		45,989		—		—		5,296		9,755		—		61,040	0%	0%	100%

Sub-total Non-Executive Directors		222,000		—		—		12,777		86,296		—		321,073

Other Key Management Personnel & Executives
M Perry – CEO		662,022		327,337		73,271		—		701,408		—		1,764,038	19%	40%	42%
A Kelliher – CEO (resigned 1 June 2017)		372,149		87,860		24,004		15,905		—		—		499,918	18%	0%	82%
D Sander – CFO		236,156		63,395		40,900		8,226		—		89,384		438,061	14%	0%	65%
T Rooney – CAO		406,791		97,143		41,670		20,808		—		367,384		933,796	10%	0%	50%
T Barring – COO (resigned 16 June 2017)		—		—		—		—		—		34,474		34,474	0%	0%	0%
E Liberto – CCO		311,938		226,601		63,066		12,891		—		123,231		737,727	31%	0%	53%
A Quick – SVP, Clinical Development		341,138		67,888		52,802		19,905		—		194,191		675,924	10%	0%	61%
G Chiappini – Company Secretary (resigned March 2018)		52,010		—		—		—		—		—		52,010	0%	0%	100%

Sub-total executive KMP & Executives		2,382,204		870,224		295,713		77,735		701,408		808,664		5,135,948

Totals	A$	2,604,204	A$	870,224	A$	295,713	A$	90,512	A$	787,704	A$	808,664	A$	5,457,021

Note 1	Profit share and bonuses are based upon the achievement of corporate goals, which are approved by the Board of Directors.
Note 2	Non-salary cash-based incentives % is equal to profit share and bonuses divided by total compensation. Shares or units % is equal to shares or units divided by total compensation.
Note 3

The percentage disclosed does not include the value of options expensed during the year or pension and superannuation benefits paid per the requirements of Corporations Act 2001. Thus, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed for certain individuals may be less than 100%. Proportion of elements of remuneration not related to performance is equal to the sum of salary, fees and leave, non-monetary benefits, pension and superannuation and other compensation, divided by total compensation. As an example, for Dr. Michael Perry, this calculation would be as follows: (A$662,022+A$73,271+A$0) / A$1,764,038 = 42%.

On the 30 November 2017, 50,000,000 Restrictive Stock Units, issued as part of an LTI, each equal to one ordinary share, were issued to Dr. Michael Perry based on the following milestones:

1.	Tenure – a total of 16,666,666 LTIs issued but to vest over the three-year period commencing July 1,2017;
2.

Company Share Price – a total of 16,666,666 LTIs issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

3.	Milestone performance – a total of 16,666,668 LTIs issued, but to vest in two equal tranches with one tranche to vest upon the achievement of the following milestones:
a.	FDA PMA approval of RECELL for burns
b.	Initial BARDA procurement under CLIN2 of the BARDA Contract

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Table 3: Compensation of Key Management Personnel

	2019		2018
Short-term employee benefits	A$	4,396,280	A$	3,770,141
Post-employment employee benefits		445,871		90,512
Share-based payment		2,062,580		1,596,368

Total compensation	A$	6,904,731	A$	5,457,021

Table 4: Option holdings of Key Management Personnel

		Grant Details				Exercised			Cancelled	Lapsed		Vested				Unvested
30 June 2018	Balance at 1 July 2018 No.	Issued Date	No.	Value (Note1)		No.	Value		No.	No.	Balance at 30 June 2019	Exercisable	Unexercisable	Total at 30 June 2019	Unvested Balance at 30 June 2019	Total at 30 June 2019
M Perry	—	30 November 2018	15,000,000	A$	812,500	—	A$	—	—	—	15,000,000	10,833,333	—	10,833,333	4,166,667	4,166,667

T Rooney	7,800,000	—	—		—	1,750,000		131,950	—	—	6,050,000	4,330,000	—	4,330,000	1,720,000
		1 November 2018	500,000		32,839	—		—	—	—	500,000	—	—	—	500,000
		30 November 2018	3,420,000		196,822	—		—	—	—	3,420,000	—	—	—	3,420,000
		30 November 2018	360,000		84,816	—		—	—	—	360,000	—	—	—	360,000	6,000,000

A Quick	4,518,750	—	—		—	—		—	—	—	4,518,750	3,211,250	—	3,211,250	1,307,500
		1 November 2018	500,000		32,839	—		—	—	—	500,000	—	—	—	500,000
		30 November 2018	3,021,250		173,873	—		—	—	—	3,021,250	—	—	—	3,021,250
		1 April 2019	4,040,000		759,722	—		—	—	—	4,040,000	—	—	—	4,040,000	8,868,750

T Barring	1,110,000	—	—		—	1,110,000		34,474	—	—	—	—	—	—	—	—
E Liberto	4,000,000	—	—		—	—		—	—	—	4,000,000	2,300,000	—	2,300,000	1,700,000
		1 November 2018	2,110,000		138,574	—		—	—	—	2,110,000	—	—	—	2,110,000
		30 November 2018	5,970,000		343,574	—		—	—	—	5,970,000	—	—	—	5,970,000	9,780,000

D Sander	4,000,000	—	—		—	4,000,000		199,200	—	—	—	—	—	—	—	—
D Shiroma	3,000,000	—	—		—	—		—	—	—	3,000,000	1,520,000	—	1,520,000	1,480,000
		1 November 2018	2,610,000		171,412	—		—	—	—	2,610,000	—	—	—	2,610,000
		30 November 2018	6,470,000		372,349	—		—	—	—	6,470,000	—	—	—	6,470,000	10,560,000

	24,428,750		44,001,250	A$	3,119,320	6,860,000	A$	365,624	—	—	61,570,000	22,194,583	—	22,194,583	39,375,417	39,375,417

Note 1

The fair value of options granted as remuneration and as shown in the above table has been determined in accordance with Australian Accounting Standards and will be recognised as an expense over the relevant vesting period to the extent that conditions necessary for vesting are satisfied.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Table 4: Option holdings of Key Management Personnel (continued)

The options issued in the period have vesting criteria based on the following performance conditions:

•	Tenure with the Company

•	Revenue target

•	FDA PMA approval of RECELL for burns

•	Initial BARDA procurement under CLIN2 of the BARDA Contract

•	US Quotation

		Grant Details				Exercised			Cancelled	Lapsed		Vested			Unvested
30 June 2018	Balance at 1 July 2017 No.	Issued Date	No.	Value (Note1)		No.	Value		No.	No.	Balance at 30 June 2018	Exercisable	Unexercisable	Total at 30 June 2018	Total at 30 June 2018
T Rooney	7,800,000	—	—	A$	—	—	A$	—	—	—	7,800,000	4,360,000	—	4,360,000	3,440,000
A Quick	4,518,750	—	—		—	—		—	—	—	4,518,750	2,903,750	—	2,903,750	1,615,000
T Barring	—	1 July 2017	1,110,000		34,474	—		—	—	—	1,110,000	—	—	—	1,110,000
E Liberto	—	6 September 2017	4,000,000		123,231	—		—	—	—	4,000,000	—	—	—	4,000,000
D Sander	—	3 January 2018	4,000,000		89,384	—		—	—	—	4,000,000	—	—	—	4,000,000

	12,318,750		9,110,000	A$	247,089	—	A$	—	—	—	21,428,750	7,263,750	—	7,263,750	14,165,000

Note 1

The fair value of options granted as remuneration and as shown in the above table has been determined in accordance with Australian Accounting Standards and will be recognised as an expense over the relevant vesting period to the extent that conditions necessary for vesting are satisfied.

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT (continued)

Other Equity-related KMP Transactions

There have been no other transactions involving equity instruments apart from those described in the tables above relating to options and shareholdings.

Other Transactions with KMP and/or their Related Parties

There were no other transactions conducted between the Company and KMP or their parties, apart from those disclosed above relating to equity and compensation, that was conducted other than in accordance with normal employees, customer or supplier relationships on terms no more favourable than those reasonably expected under arm’s length dealings with unrelated persons.

END OF REMUNERATION REPORT

GLOSSARY

The table below assembles the various acronyms in use throughout this report.

BARDA	Biomedical Advanced Research and Development Authority

EMEA	Europe, Middle East and Africa

APAC	Asia and Pacific

PMA	Pre-Market Application

FDA	United States Food and Drug Administration

LTI	Long Term Incentives

STI	Short Term Incentives

RES	Regenerative Epidermal Suspension

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

DIRECTORS’ MEETINGS

The number of meetings of Directors (including meetings of Committees of Directors) held during the year and the number of meetings attended by each Director is as follows:

		Meetings of Committees
	Directors	Remuneration	Audit
Number of meetings held:	6	11	2
Number of meetings attended:
Lou Panaccio	6	10	2
Jeremy Curnock Cook	6	8	N/A
Michael Perry	6	4	2
Louis Drapeau	6	10	2
Damien McDonald	5	N/A	1
Suzanne Crowe	6	11	N/A

Compliance matters are dealt with under a standing agenda at regular Board meetings.

Committee Membership

As at the date of this report, the Company had an Audit Committee and a Remuneration Committee, however on an ‘as required’ basis, formally constitutes a Nominations Committee dealing with appointment of Executives and Directors.

Members acting on these committees of the Board at the date of this report are:

Audit	Remuneration

Louis Drapeau (c)	Suzanne Crowe (c)

Lou Panaccio	Louis Drapeau

Damien McDonald	Jeremy Curnock Cook

Notes

(c)	Designates the Chairman of each Committee

AVITA MEDICAL LIMITED

DIRECTORS’ REPORT (continued)

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The Directors have obtained an independence declaration from our auditors, Grant Thornton Audit Pty Ltd, as presented on the following page of this report.

NON-AUDIT SERVICES

The Board of Directors, in accordance with advice from the Audit Committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed in note 21 did not compromise the external auditor’s independence for the following reasons:

•	All non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•

The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

Signed in accordance with a resolution of the Directors.

Michael Perry

Chief Executive Officer

Dated: 30 September 2019

Valencia, California, United States

Auditor’s Independence Declaration to the Directors of Avita Medical Limited

Central Park, Level 43 152-158 St Georges Terrace Perth WA 6000

Correspondence to: PO Box 7757 Cloisters Square Perth WA 6850

T +61 8 9480 2000 F +61 8 9480 2050 E info.wa@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Avita Medical Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Avita Medical Limited for the year ended 30 June 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M R Leivesley
Partner – Audit & Assurance

Sydney, 30 September 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	Notes	2019		2018
Continuing operations
Sale of goods	4	A$	7,705,398	A$	1,198,861
Cost of sales	4		(1,697,823)		(511,646)

Gross profit			6,007,575		687,215
BARDA income	4		8,259,152		10,104,081
Other income	4		456,695		68,617

Total other income			8,715,847		10,172,698
Operating costs
Sales and marketing expenses			(17,576,754)		(8,936,441)
Corporate and administrative expenses			(15,398,177)		(5,360,553)
Product development expenses			(14,361,995)		(12,606,127)
Share based payment expenses	17		(2,688,817)		(1,835,157)
Finance costs	4		(37,769)		(26,586)

Total operating costs			(50,063,512)		(28,764,864)

Loss from continuing operations before income tax benefit			(35,340,090)		(17,904,951)
Income tax benefit	6		179,863		1,385,796

Loss for the period	5		(35,160,227)		(16,519,155)
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation			1,783,222		563,279

Other comprehensive income for the period, net of tax			1,783,222		563,279

Total other comprehensive loss for the period		A$	(33,377,005)	A$	(15,955,876)

Loss for the period attributable to owners of the parent			(35,160,227)		(16,519,155)

Total comprehensive loss attributable to owners of the parent		A$	(33,377,005)	A$	(15,955,876)

Basic loss per share attributable to ordinary equity holders of the parent	5	A$	(2.78) cents	A$	(1.77) cents
Diluted loss per share attributable to ordinary equity holders of the parent	5	A$	(2.78) cents	A$	(1.77) cents

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	Notes	2019		2018
ASSETS
Current Assets
Cash and cash equivalents	7	A$	28,983,491	A$	14,825,532
Trade and other receivables	8		2,980,102		5,437,357
Prepayments and other assets			1,557,525		855,716
Inventories	9		1,057,764		1,155,826

Total Current Assets			34,578,882		22,274,431

Non-Current Assets
Plant and equipment	10		1,838,515		742,583
Patents-in-progress			320,676		—

Total Non-Current Assets			2,159,191		742,583

TOTAL ASSETS		A$	36,738,073	A$	23,017,014

LIABILITIES
Current Liabilities
Trade and other payables	11		5,633,562		3,487,582
Provisions	12		650,359		395,535

Total Current Liabilities			6,283,921		3,883,117

Non-Current liabilities
Contract liability			610,674		—
Finance lease			54,057		134,338

Total Non-Current liabilities			664,731		134,338

TOTAL LIABILITIES		A$	6,948,652	A$	4,017,455

NET ASSETS		A$	29,789,421	A$	18,999,559

EQUITY
Equity attributable to equity holders of the parent:
Contributed equity	13		204,279,078		162,801,028
Accumulated losses	14		(183,753,106)		(148,592,879)
Reserves			9,263,449		4,791,410

TOTAL EQUITY		A$	29,789,421	A$	18,999,559

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	Notes	2019		2018
Cash flows from operating activities
Payments to suppliers and employees		A$	(46,420,306)	A$	(25,681,347)
Interest paid			—		(26,586)
BARDA receipts and other income received			10,056,537		8,206,863
Receipts from customers			5,826,634		1,129,046
R&D tax refund received			2,440,803		—
Contract liability			610,672		—

Net cash flows used in operating activities	15		(27,485,659)		(16,372,024)

Cash flows from investing activities
Payments for plant and equipment	10		(1,473,934)		(498,749)
Payments for intellectual property			(320,676)		—

Net cash flows used in investing activities			(1,794,610)		(498,749)

Cash flows from financing activities
Proceeds from issuance of shares and options			45,036,886		29,760,563
Proceeds from exercise of share options			452,809		—
Capital raising expenses			(4,192,519)		(1,825,643)

Net cash flows provided by financing activities			41,297,176		27,934,920

Net increase in cash and cash equivalents			12,016,907		11,064,147
Cash and cash equivalents at beginning of period			14,825,532		3,790,491
Impact of foreign exchange			2,141,052		(29,106)

Cash and cash equivalents at end of period	7	A$	28,983,491	A$	14,825,532

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2019

	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2018	A$	162,801,028	A$	(148,592,879)	A$	4,505,148	A$	286,262	A$	18,999,559
Loss for the period		—		(35,160,227)		—		—		(35,160,227)
Other comprehensive income
Foreign currency translation		—		—		—		1,783,222		1,783,222

Total comprehensive loss for the year		—		(35,160,227)		—		1,783,222		(33,377,005)

Transactions with owners in their capacity as owners
Expired options		—		—		(32,362)		—		(32,362)
Share based payments		—		—		2,721,179		—		2,721,179
New shares		45,580,570		—		—		—		45,580,570
Cost of share placement		(4,102,520)		—		—		—		(4,102,520)

Balance at 30 June 2019	A$	204,279,078	A$	(183,753,106)	A$	7,193,965	A$	2,069,484	A$	29,789,421

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

	Contributed equity		Accumulated losses		Share-based payment reserve		Foreign currency translation reserve		Total
At 1 July 2017	A$	134,806,022	A$	(132,218,352)	A$	2,811,179	A$	(277,017)	A$	5,121,832
Loss for the period		—		(16,519,155)		—		—		(16,519,155)
Other comprehensive income
Foreign currency translation		—		—		—		563,279		563,279

Total comprehensive loss for the year		—		(16,519,155)		—		563,279		(15,955,876)

Transactions with owners in their capacity as owners:
Expired options		—		141,188		(141,188)		—		—
Forfeiture options		—		3,440		(31,832)		—		(28,392)
Share based payments		—		—		1,866,989		—		1,866,989
New shares		29,846,859		—		—		—		29,846,859
Cost of share placement		(1,851,853)		—		—		—		(1,851,853)

Balance at 30 June 2018	A$	162,801,028	A$	(148,592,879)	A$	4,505,148	A$	286,262	A$	18,999,559

The accompanying notes form part of the consolidated financial statements.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2019

1.	CORPORATE INFORMATION

The financial report of Avita Medical Limited (‘the Company’) for the year ended 30 June 2019 was authorised for issue in accordance with a resolution of the directors on 30 September 2019.

Avita Medical Limited, the parent entity, is a company limited by shares that is incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.

The nature of the operations and principal activities of the Company are described in the Directors’ Report.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and statement of compliance

The consolidated financial statements are general purpose consolidated financial statements that have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with the requirements of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company’s consolidated financial statements include the assets and liabilities of all subsidiaries of the Company as at June 30, 2019 and the results of the subsidiaries for the year then ended. Inter-entity transactions with, or between, subsidiaries are eliminated in full on consolidation.

Except for cash flow information, the financial report has been prepared on an accrual basis and is based on historical costs, modified, where applicable, for financial liabilities and assets held at fair value through profit or loss and is presented in Australian dollars which is the Company’s functional and presentation currency.

b)	New Standards adopted as at 1 July 2018

The Company has adopted all the new, revised or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period.

AASB 15 Revenue from Contracts with Customers

AASB 15 Revenue from Contracts with Customers and the related Clarifications to AASB 15 Revenue from Contracts with Customers (hereinafter referred to as ‘AASB 15’) replace AASB 118 Revenue, AASB 111 Construction Contracts, and several revenue-related Interpretations. The new Standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognised as an adjustment to the opening balance of retained earnings at 1 July 2018. In accordance with the transition guidance, AASB 15 has only been applied to contracts that are incomplete as at 1 January 2018.

While this represents significant new guidance, the implementation of this new guidance did not have a significant impact on the timing or amount of revenue recognised by the Company in any year.

AASB 9 Financial Instruments

AASB 9 replaces AASB 139 ‘Financial Instruments: Recognition and Measurement’. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for the impairment of financial assets.

When adopting AASB 9, the Company has applied transitional relief and opted not to restate prior periods. Differences arising from the adoption of AASB 9 in relation to classification, measurement, and impairment are recognised in retained earnings.

The adoption of AASB 9 has impacted the impairment of financial assets applying the expected credit loss model. This affects the Company’s trade receivables and investments in debt-type assets measured at amortised cost. For contract assets arising from AASB 15 and trade receivables, the Company applies a simplified model of recognising lifetime expected credit losses as these items do not have a significant financing component.

While this represents significant new guidance, the implementation of this new guidance did not have an impact on the recognition and measurement of financial instruments outside the areas described above.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards issued but not yet effective and not been adopted early by the Company

At the date of authorisation of these financial statements, several new, but not yet effective, Standards, amendments to existing Standards, and Interpretations have been published by the IASB. None of these Standards, amendments or Interpretations has been adopted early by the Company.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations neither adopted nor listed below have not been disclosed as they are not expected to have a material impact on the Company’s financial statements.

AASB 16 Leases

AASB 16 will replace AASB 117 ‘Leases’ and three related Interpretations. It completes the IASB’s long-running project to overhaul lease accounting. Leases will be recorded in the statement of financial position in the form of a right-of-use asset and a lease liability. There are two important reliefs provided by AASB 16 for assets of low value and short-term leases of less than 12 months.

AASB 16 is effective from periods beginning on or after 1 July 2019. Early adoption is permitted; however, the Company have decided not to early adopt.

Based on the entity’s assessment, it is expected that the first-time adoption of AASB 16 for the year ending June 30, 2020 will have a material impact on the transactions and balances recognised in the financial statements, in particular:

•	lease assets and financial liabilities on the balance sheet will increase by A$1,599,724 and A$1,725,540 respectively (based on the facts at the date of the assessment),

•	there will be a reduction in the reported equity as the carrying amount of lease assets will reduce more quickly than the carrying amount of lease liabilities,

•

Loss for the period in the statement of profit or loss and other comprehensive income will be higher as the implicit interest in lease payments for former off-balance sheet leases will be presented as part of finance costs rather than being included in operating expenses,

•

operating cash outflows will be lower and financing cash flows will be higher in the statement of cash flows as principal repayments on all lease liabilities will now be included in financing activities rather than operating activities. Interest can also be included within financing activities.

The Company will adopt AASB 16 effective 1 July 2019 using the Standard’s modified retrospective approach. Under this approach, the cumulative effect of initially applying AASB 16 is recognised as an adjustment to equity at the date of initial application. Comparative information is not restated.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Avita Medical Limited and its subsidiaries (‘the Company’) as at the reporting date each year. The Parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and can affect those returns through its power over the subsidiary. All subsidiaries have a reporting date of 30 June.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intracompany transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date on which control is transferred out of the Company.

(d)	Segment reporting

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the Board of Directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the Chief Executive Officer. The company aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services;

•	Nature of the production processes;

•	Type or class of customer for the products and services;

•	Methods used to distribute the products or provide the services and, if applicable;

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 Operating Segments are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

(e)	Revenue recognition

Revenue is recognised at a point in time based on the fixed invoice price when the Company satisfies performance obligations by transferring the promised goods or services to its customers.

To determine whether to recognise revenue, the Company follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognising revenue when/as performance obligation(s) are satisfied.

The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as contract liabilities in the statement of financial position. Similarly, if the Company satisfies a performance obligation before it receives the consideration, the Company recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Revenue recognition (continued)

Sale of goods – ReCell

Revenue is earned (constrained by variable considerations, which include returns and volume rebates) from the sale of ReCell products. Sales are recognised when performance obligations are satisfied at a point in time. Generally, the supply of product under a contract will represent the satisfaction of a performance obligation at a point in time, which is when control of the product passes to the customer.

Estimates on sales returns are performed by management using inputs which include historical returns and customer sales data amongst other factors.

ReCell is often sold with respective volume rebates based on aggregated sales over a 12-month period. Revenue from these sales is recognised based on the price specified in the contract, net of estimated volume rebates. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (trade and other payables) is recognised for expected volume rebates payable to customers in relation to sales made until the end of the reporting period. The Company’s obligation to repair or replace faulty products under the standard warranty terms is recognised as a provision.

Revenue recognition (Comparative period 30 June 2018)

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of shipment of the goods to the customer.

Interest income

Revenue is recognised as interest accrues using the effective interest method.

(f)	Government and other grants

Government grants are recognised when there is reasonable assurance that the grant will be received, and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Grants are not credited directly to shareholders equity.

When the grant relates to an asset, the fair value is credited to deferred income and is released to the profit or loss over the expected useful life of the relevant asset by equal annual instalments.

The Company had been granted a BARDA contract in September 2015, wherein the BARDA funded the Company to support the ongoing U.S. clinical regulatory program towards FDA Premarket Approval, Compassionate Use program, clinical and health economics research, and U.S. paediatric burn programs. BARDA income is recognised in the income statement when it is probable that the Company will receive the economic benefits of the contract and the amount can be reliably measured. The BARDA contract allows the Company to be reimbursed for costs incurred to fund the programs outlined above. The BARDA funds received are recognised in the period that the costs are incurred by the project.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in profit or loss on a straight-line basis over the lease term. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

(h)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise of cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the consolidated statement of financial position.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for at purchase cost on a first-in, first-out basis. Assembly costs as invoiced by a third party are factored into the cost of finished goods.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j)	Foreign currency translation

Functional and presentational currency

Both the functional and presentational currency of Avita Medical Limited and its Australian subsidiaries is Australian dollars (A$). The United Kingdom’s subsidiary’s functional currency is Pound Sterling and the United States’ subsidiary’s functional currency is United States Dollars. These are translated to the presentational currency (see below).

Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Translation of the Company functional currency to presentational currency

The results of the overseas subsidiaries are translated into Australian Dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at reporting date. Profit and loss items are translated at average rates and equity items are translated at the date of each transaction. Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in overseas subsidiaries are taken to the foreign currency translation reserve. If an overseas subsidiary were sold, the proportionate share of exchange differences would be transferred out of equity and recognised in profit or loss.

(k)	Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date. Included in income tax benefits are research and development claims.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•

when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•

when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Income tax and other taxes (continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•

when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax consolidation legislation

Avita Medical Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003.

The parent entity, Avita Medical Limited, and the controlled entities in the tax consolidated company continue to account for their own current and deferred tax amounts. The Company has applied the company allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated company.

In addition to its own current and deferred tax amounts, Avita Medical Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated company.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Company.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Income tax and other taxes (continued)

Other Taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•

when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Cash flows are included in the consolidated statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(l)	Plant and equipment

The Company’s fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is computed based on the straight-line method over the estimated useful lives of the various classes of assets. The ranges of estimated useful lives for the principal classes of assets are as follows:

Laboratory equipment – 5 years

Computer equipment – 5 years

Fixtures and fittings – 7 years

The Company reviews its long-lived assets for impairment annually, or when events or changes in circumstances indicate that the carrying amounts is greater than the recoverable amount. Recoverable amount is the “higher of” (i) fair value less costs of disposal and (ii) value-in-use. The excess of the carrying amount over its fair value is charged as impairment loss to profit and loss account.

Repairs and maintenance are recognised in profit or loss during the financial period in which they are incurred. Gains and losses on disposal are determined by comparing the proceeds on disposal with the carrying amount and are included in profit or loss.

(m)	Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Interest-bearing loans and borrowings (continued)

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Borrowing costs

Borrowing costs, other than borrowing costs relating to qualifying assets, are recognised as an expense when incurred.

(o)	Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

•	amortised cost

•	fair value through profit or loss (FVTPL)

•	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorised as FVTPL or FVOCI.

The classification is determined by both:

•	the entity’s business model for managing the financial asset

•	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Financial Instruments (continued)

Impairment of financial assets

AASB 9’s impairment requirements use more forward-looking information to recognise expected credit losses – the ‘expected credit loss (ECL) model’. This replaces AASB 139’s ‘incurred loss model’. Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortised cost and FVOCI, trade receivables, contract assets recognised and measured under AASB 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. Instead, the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category.

Financial asset impairment under AASB 139 (Comparative periods 30 June 2018)

In the prior year, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default. Receivables that were not considered to be individually impaired were reviewed for impairment in groups, which are determined by reference to the industry and region of the counterparty and other shared credit risk characteristics. The impairment loss estimate was then based on recent historical counterparty default rates for each identified group.

Trade and other receivables and contract assets

The Company makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

Trade and other receivables (Comparative period 30 June 2018)

Trade receivables, which generally have 30- to 90-day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for impairment.

Collectability of trade receivables is reviewed on an on-going basis at an operating unit level. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Company will not be able to collect the receivable. Financial difficulties of the debtor, default payments and debts more than 90 days overdue may be considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

The Company assess impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Financial Instruments (continued)

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely the same under AASB 9 compared to AASB 139, the Company’s financial liabilities were not impacted by the adoption of AASB 9. However, for completeness, the accounting policy is disclosed below.

The Company’s financial liabilities include trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Trade and other payables (Comparative period 30 June 2019)

Trade payables and other payables are carried at amortised cost and due to their short-term nature, they are not discounted. They represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

Financial Instruments (Comparative period 30 June 2018)

Recognition, Initial Measurement and Derecognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and Subsequent Measurement of Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Loans and receivables;

•	Financial assets at Fair Value Through Profit or Loss (‘FVTPL’);

•	Held-To-Maturity (‘HTM’) investments; or

•	Available-For-Sale (‘AFS’) financial assets.

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognised in the Statement of Profit or Loss and Other Comprehensive Income are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Financial Instruments (continued)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

AFS financial assets

AFS financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.

All AFS financial assets are measured at fair value. Gains and losses are recognised in other comprehensive income and reported within the AFS reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognised in profit or loss. When the asset is disposed of or is determined to be impaired the cumulative gain or loss recognised in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognised in profit or loss within ‘finance income’.

Reversals of impairment losses for AFS debt securities are recognised in profit or loss if the reversal can be objectively related to an event occurring after the impairment loss was recognised. For AFS equity investments impairment reversals are not recognised in profit loss and any subsequent increase in fair value is recognised in other comprehensive income.

Classification and subsequent measurement of financial liabilities

The Company’s financial liabilities include borrowings, trade and other payables.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at FVTPL, that are carried subsequently at fair value with gains or losses recognised in profit or loss.

(p)	Provisions and employee leave benefits

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date using a discounted cash flow methodology. The risks specific to the provision are factored into the cash flows and as such a risk-free government bond rate relative to the expected life of the provision is used as a discount rate. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(q)	Share-based payment transactions

The Company provides benefits to employees (including Key Management Personnel) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The Company has in place an Employee Share Option Plan (ESOP) which provides benefits to employees.

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to profit or loss is the product of:

(i)	the grant date fair value of the award;

(ii)

the current best estimate of the number of awards that will vest, considering such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

(iii)	the expired portion of the vesting period.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Share-based payment transactions (continued)

The charge to profit or loss for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding entry to equity.

The expense recognised by Avita Medical Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Company is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award is treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(r)	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Basic loss per share is calculated as net loss attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted loss per share is calculated as net loss attributable to members of the parent, adjusted for:

•	costs of servicing equity (other than dividends);

•	the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

•	divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(s)	Research and development costs

Expenditures during the research phase of a project are recognised as expenses when incurred. Development costs are capitalised only when technical feasibility studies identify that the project is expected to deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite useful life and amortised on a systematic basis based on the future economic benefits over the useful life of the project.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Intangible assets

Separately acquired patents are initially measured at cost. Following initial recognition, it is carried at cost less any amortisation and impairment. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses.

(u)	Going Concern

These financial statements have been prepared on the basis of going concern, which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. During the financial year ended 30 June 2019, the Company has generated a loss for the period of A$35,160,227 (2018: A$16,519,155) and the Company has used cash in operations of A$27,485,659 (2018: A$16,372,024).

During the year ended 30 June 2019, the Company completed a series of equity transactions totalling gross proceeds of A$45,036,886 which were used to fund operations.

During the year ended 30 June 2019, the Company completed a series of equity transactions. The Company issued 65 million shares at a price of A$0.050 per share and received gross proceeds of A$3,250,000 on 26 July 2018. The Company completed the first tranche of an institutional placement in which it issued 310,047,015 fully paid ordinary shares at a price of A$0.080 per share raising gross proceeds of A$24,803,761 on 4 December 2018. The institutional placement included a second tranche in which it issued 189,952,985 shares at a price of A$0.080 per share and received gross proceeds of A$15,196,239. In addition, on 11 January 2019 the Company completed a Share Purchase Plan under which it issued 22,061,250 shares of stock at a price of $0.080 per share and received gross proceeds of A$1,764,900.

The Company benefits from cash inflows from the series of BARDA contracts, the first of which was awarded to the Company in September 2015. These payments from BARDA offset costs from various activities undertaken to support the FDA regulatory approval process for RECELL in the U.S., preparation for the planned commercial launch of RECELL in the U.S., and RECELL clinical programs in the U.S. With the U.S. FDA approval of RECELL for the treatment of burns in September 2018, and the U.S. market launch of the product in January 2019, sales of goods are expected to be an increasing source of revenue in the future. Another anticipated source of revenue for the Company is the BARDA contract line item covering the initial purchase, delivery and storage of the RECELL System in the amount of US$7,594,620 (~A$10m).

The Company expects to be utilizing cash reserves until U.S. and international sales of its products reach the level to fund ongoing operations. The Company has historically funded its research and development activities, and more recently its substantial investment in sales and marketing activities, through raising capital by issuing securities in the Company, and it is expected that similar funding will be obtained to provide working capital if and when required. If the Company is unable to raise capital in the future, the Company may need to curtail expenditures by scaling back certain research and development or other programs.

As a result of the above, the directors are satisfied that there is enough working capital to support the committed research and development programs and other activities over the next 12 months and the Company can realize its assets and pay its liabilities and commitments in the normal course of business. Accordingly, the directors have prepared the financial report on a going concern basis.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using a binomial model, using the assumptions detailed in note 17. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary. Depreciation charges are included in note 4(d).

Impairment of non-financial assets other than goodwill

The Company assesses impairment of all assets at each reporting date by evaluating conditions specific to the Company and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate several key estimates and assumptions.

Taxation

The Company’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the consolidated statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of enough future taxable profits.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required for the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

4.	REVENUES AND EXPENSES

	2019		2018
(a) Revenue
Sale of goods	A$	7,705,398	A$	1,198,861

Total revenue	A$	7,705,398	A$	1,198,861

	2019		2018
(b) Other income
BARDA income	A$	8,259,152	A$	10,104,081
Interest income		456,695		68,617

Total other income	A$	8,715,847	A$	10,172,698

The Company had been granted a BARDA contract in September 2015, wherein BARDA will fund the Company to support the ongoing U.S. clinical regulatory program towards FDA Premarket Approval, Compassionate Use program, clinical and health economics research, and in U.S. paediatric burn programs. The objectives support BARDA’s overarching goal of building burn care preparedness, by securing effective medical countermeasures for burn injuries for use in case of a mass casualty event.

	2019		2018
(c) Finance costs
Interest expense	A$	37,769	A$	26,586

	A$	37,769	A$	26,586

	2019		2018
(d) Depreciation included in profit or loss
Depreciation	A$	378,002	A$	143,546

	A$	378,002	A$	143,546

	2019		2018
(e) Cost of sales	A$	1,697,823	A$	511,646

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

4.	REVENUES AND EXPENSES (continued)

	2019		2018
(f) Lease payments and other expenses included in profit or loss	A$	950,399	A$	463,095

	2019		2018
(g) Employee benefits expense
Salaries and wages	A$	15,472,511	A$	8,057,869
Share-based expenses		2,688,817		1,835,157
Defined contribution superannuation expense		831,558		374,435

	A$	18,992,886	A$	10,267,461

5.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	2019		2018
Net loss for the period	A$	35,160,227	A$	16,519,155

Weighted average number of ordinary shares for basic and diluted loss per share		1,266,654,166		934,312,458

Transactions involving ordinary shares or potential ordinary shares that would change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of the completion of these financial statements are disclosed in Note 17 to the consolidated financial statements.

A total of 111,523,332 employee stock options (2018: 29,131,664) were not included in the dilutive loss per share calculation as they are anti-dilutive.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

6.	INCOME TAX

	2019		2018
(a) Income tax expense
The major components of income tax benefit are:
Current income tax benefit:
Current income tax benefit – R&D Claim	A$	(179,863)	A$	(1,420,752)
Adjustment for prior year tax		—		34,956

Income tax benefit reported in profit or loss – R&D Claim	A$	(179,863)		(1,385,796)

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense		(35,340,090)		(17,904,569)

	A$	(35,340,090)	A$	(17,904,569)

Tax at the Australian rate of 27.5% (2018: 27.5%)	A$	(9,718,525)	A$	(4,923,756)
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:
Other		4,847,621		1,464,746
Tax losses not brought to account		5,196,259		3,537,629
Research and development tax offset		(179,863)		(1,420,751)
Adjustment for prior year research and development tax offset		—		34,955
Adjustment due to change in tax rate		—		66,341

		145,492		(1,240,836)

Movement in deferred tax asset		—		—
Deferred tax assets not brought to account as realisation is not considered probable		(325,355)		(144,960)

Income tax benefit	A$	(179,863)	A$	(1,385,796)

(c) Non-current assets – Deferred tax assets
The balance comprises temporary differences attributable to:
Provisions	A$	21,008	A$	122,243
Property, plant and equipment		10,672		10,155
Intangible assets		802,179		1,025,616
Other		1,178		2,378

Total deferred tax assets	A$	835,037	A$	1,160,392

Set off deferred tax liabilities pursuant to set-off provisions		—		—

	A$	835,037		1,160,392

Deferred tax assets not brought to account as realisation is not considered probable		(835,037)		(1,160,392)

Deferred tax assets recognised	A$	—	A$	—

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

6.	INCOME TAX (continued)

Movements – Consolidated	Provisions		Plant and equipment		Intangible assets		Other		Total
At 30 June 2017	A$	48,513	A$	12,945	A$	735,400	A$	(766)	A$	796,092
(Charged) / credited to the consolidated statement of profit or loss and other comprehensive income		73,730		(2,790)		(219,044)		3,144		(144,960)
(Charged) / credited directly to equity		—		—		509,260		—		509,260

At 30 June 2018		122,243		10,155		1,025,616		2,378		1,160,392

(Charged) / credited to the consolidated statement of profit or loss and other comprehensive income		(101,235)		518		(223,437)		(1,201)		(325,355)
(Charged) / credited directly to equity		—		—		—		—		—

At 30 June 2019		21,008		10,672		802,179		1,178		835,037

Unrecognised temporary differences

At 30 June 2019, there is no recognised or unrecognised deferred income tax liability (2018: A$nil) for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries. The Company has no liability for additional taxation should unremitted earnings be remitted (2018: A$nil).

Tax consolidation

(i) Members of the tax consolidated company and the tax sharing arrangement

Avita Medical Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2003. Avita Medical Limited is the parent entity of the tax consolidated group. Members of the group have not entered into a tax sharing arrangement or a tax funding arrangement.

(ii) Tax effect accounting by members of the tax consolidated group

No amounts have been recognised as tax consolidation contribution adjustments in preparing the accounts of Avita Medical Limited.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

7.	CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	2019		2018
Cash at bank and in hand	A$	28,701,791	A$	14,825,532
Short-term deposits		281,700		—

Cash and cash equivalents	A$	28,983,491	A$	14,825,532

8.	CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	2019		2018
Trade receivables	A$	2,143,889	A$	263,421
Allowance for doubtful debts		(25,155)		(23,452)

		2,118,734		239,969
R&D Tax claim		179,863		2,434,430
BARDA and other receivables		681,505		2,762,958

Carrying amount of trade and other receivables	A$	2,980,102	A$	5,437,357

(a)	Allowance for impairment loss

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

The expected loss rates are based on the payment profiles of sales over a period of 6 months before 30 June 2019, prior to commercialisation in the United States, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at 30 June 2019 (on adoption of AASB 9) was determined as follows for trade receivables:

	Current		31-60 days		61-90 days		91-120 days		>120 days		Total
Expected loss rate		0%		0%		0%		0%		100%		1.17%
Gross carrying amount – trade receivables	A$	1,532,187	A$	365,458	A$	202,260	A$	18,829	A$	25,155	A$	2,143,889

Allowance for impairment loss	A$	—	A$	—	A$	—	A$	—	A$	25,155	A$	25,155

Movements in the allowance for impairment loss were as follows:

	2019		2018
At 1 July	A$	23,452	A$	88,859
Write off during the year		(7,099)		(88,859)
Charge for the year		8,802		23,452

At 30 June	A$	25,155	A$	23,452

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

8.	CURRENT ASSETS – TRADE AND OTHER RECEIVABLES (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days	+91 days PDNI*	+91 days CI**
2019	Consolidated	2,143,452	1,532,046	365,459	202,260	18,532	25,155
2018	Consolidated	263,421	129,979	82,406	6,173	42,792	2,071

*	Past due not impaired (“PDNI”)
**	Considered impaired (“CI”)

The Company’s trade receivables past due but not considered impaired amounted to A$25,155 at 30 June 2019 (2018: A$23,452). Payment terms on these amounts have not been re-negotiated however each operating unit has been in direct contact with the relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables which have similar terms as trade receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value. The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security, nor is it the Company’s policy to transfer (on-sell) receivables to special purpose entities.

(c)	Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in Note 19.

9.	CURRENT ASSETS – INVENTORIES

	2019		2018
Raw materials and components at cost	A$	869,016	A$	778,947
Finished goods at cost		188,748		376,879

Total inventories at cost	A$	1,057,764	A$	1,155,826

A provision of $ A$125,159 (2018: A$42,412) has been allocated against inventory to reduce the carrying amount of certain inventory items to nil net realisable value. The change in provision of inventory has been included in the cost of sales line item as a cost of inventories in the consolidated statement of profit or loss and other comprehensive income.

Inventory expense

Inventories recognised as an expense as a result of expiration for the year ended 30 June 2019 totalled A$97,029 (2018: A$38,107).

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

10.	NON-CURRENT ASSETS – PLANT AND EQUIPMENT

Reconciliation of carrying amounts at the beginning and end of the period

	Plant and Equipment
Year ended 30 June 2019
At 1 July 2018, net of accumulated depreciation	A$	742,583
Additions		1,532,656
Disposals		(58,722)
Depreciation charge for the year		(378,002)

At 30 June 2019, net of accumulated depreciation	A$	1,838,515

At 30 June 2019
Cost	A$	2,787,761
Accumulated depreciation		(949,246)

Net carrying amount	A$	1,838,515

	Plant and Equipment
Year ended 30 June 2018
At 1 July 2017, net of accumulated depreciation	A$	387,380
Additions		498,749
Depreciation charge for the year		(143,546)

At 30 June 2018, net of accumulated depreciation	A$	742,583

At 30 June 2018
Cost	A$	1,448,142
Accumulated depreciation		(705,559)

Net carrying amount	A$	742,583

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

11.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	2019		2018
Trade payables	A$	679,106	A$	271,913
Bonus payable		1,198,063		1,317,188
Accruals and other payables		3,756,393		1,898,481

Carrying amount of trade and other payables	A$	5,633,562	A$	3,487,582

(a)	Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

(b)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in Note 19.

12.	CURRENT LIABILITIES – PROVISIONS

	2019		2018
Provision for annual leave (i)	A$	627,928	A$	376,535
Provision for long service leave (ii)		22,431		19,000

	A$	650,359	A$	395,535

Employee benefits

(i)	A provision is recognised for annual leave due to employees at the end of the year.

(ii)	A provision is recognised for long service leave due to employees at the end of the year.

13.	CONTRIBUTED EQUITY

	2019		2018
Ordinary shares
Authorised, issued and fully paid	A$	204,279,078	A$	162,801,028

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Movement in ordinary shares on issue	Number	Amount
At 1 July 2018	1,277,378,325	A$	162,801,028
New shares	593,921,250		45,580,570
Capital issue costs	—		(4,102,520)

At 30 June 2019	1,871,299,575	A$	204,279,078

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

13.	CONTRIBUTED EQUITY (continued)

Capital management

When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

The Company regularly reviews the capital structure and seeks to take advantage of available opportunities to improve outcomes for the Company and its shareholders.

For the year ended 30 June 2019, there were no dividends paid and management has no plans to commence the payment of dividends. Management will continue to assess market conditions and the company’s cash flow requirements to ensure the company is appropriately funded.

The Company monitors capital based on the gearing ratio, however, there is no significant external borrowing at the reporting date. Neither the Company nor any of the subsidiaries are subject to externally imposed capital requirement.

14.	ACCUMULATED LOSSES AND RESERVES

(a)	Movements in accumulated losses were as follows:

	2019		2018
Balance 1 July	A$	(148,592,879)	A$	(132,218,352)
Net loss attributable to owners of Avita Medical Limited		(35,160,227)		(16,519,155)
Transfer from expired / lapsed options		—		141,188
Forfeited options		—		3,440

Balance 30 June	A$	(183,753,106)	A$	(148,592,879)

(b)	Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share-based payments provided to employees, including Key Management Personnel, as part of their remuneration. Refer to note 17 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

15.	CONSOLIDATED STATEMENT OF CASH FLOWS RECONCILIATION

	2019		2018
Reconciliation of net loss after tax to net cash flows from operations
Loss from ordinary activities after tax	A$	(35,160,227)	A$	(16,519,155)
Adjustments for non-cash items:
Depreciation		378,002		143,546
Share based payments expensed		2,779,694		1,835,157
Share options cancelled classified as financing activities		—		62,681
Capital raising costs classified as financing activities		(90,000)		—
R&D claim accrual		179,863		(1,385,414)
Foreign exchange differences		(357,830)		592,385
Changes in assets and liabilities:
Decrease/(increase) in inventories		98,063		(118,336)
Decrease/(increase) in trade and other receivables		2,457,255		(1,980,566)
Increase in prepayments and other assets		(701,809)		(473,690)
Increase in trade and other payables		2,065,833		1,258,186
Increase in provisions		254,824		213,182
Increase in contract liability		610,673		—

Net cash used in operating activities	A$	(27,485,659)	A$	(16,372,024)

16.	RELATED PARTY DISCLOSURE

(a)	Subsidiaries

The consolidated financial statements include the financial statements of Avita Medical Limited and the subsidiaries listed in the following table:

Name	Country of Incorporation	% Equity interest at 30 June 2018	% Equity interest at 30 June 2017	Investment at 30 June 2019		Investment At 30 June 2018
C3 Operations Pty Ltd	Australia	100%	100%	A$	—	A$	—
Avita Medical Europe Ltd	United Kingdom	100%	100%		—		—
Avita Medical Americas LLC	United States	100%	100%		—		—
Infamed Pty Limited	Australia	100%	100%		—		—
Visiomed Group Pty Ltd	Australia	100%	100%		4,643,888		4,643,888

				A$	4,643,888	A$	4,643,888

(b)	Ultimate parent

Avita Medical Limited is the ultimate parent entity in the wholly-owned company.

(c)	Key Management Personnel

The total remuneration paid to key management personnel of the Company during the year is detailed below

	2019		2018
Short-term employee benefits	A$	4,396,280	A$	3,770,141
Post-employment employee benefits		445,871		90,512
Share-based expenses		2,062,580		1,596,368

Total compensation	A$	6,904,731	A$	5,457,021

Refer to the remuneration report contained the Directors’ Report for details of the remuneration paid or payable to each member of the Company’s key management personnel for the year ended 30 June 2019.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

16.	RELATED PARTY DISCLOSURE (continued)

Other than employment matters and indemnification agreements between our directors and executive officers, related party transactions were limited to director fees, consultancy fees and travel reimbursements paid under normal terms and conditions to Bioscience Managers Pty Ltd of which Jeremy Curnock Cook is an officer and Dr. Michael Perry is a director. Total fees paid to Bioscience Managers Pty Ltd for the year ended 30 June 2019 were A$85,374 (2018: A$128,987).

(d)	Transactions with related parties

Subsidiaries of the Company:

During the reporting period, inter-company other revenue was made of A$ nil (2018: A$2,819,592) by Avita Medical Europe Ltd and Avita Medical Americas LLC to Avita Medical Limited. These have been eliminated on consolidation.

Employees

Contributions to superannuation funds on behalf of employees are disclosed in note 4(g).

Terms and conditions of transactions with related parties

Outstanding balances are unsecured, interest free and settlement occurs in cash. At 30 June 2019 there were no outstanding balances.

17.	SHARE-BASED PAYMENT PLANS

(a)	Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

	2019		2018
Expenses arising from equity-settled share-based payment transactions	A$	2,688,817	A$	1,835,157

Total expense arising from share-based payment transactions	A$	2,688,817	A$	1,835,157

The share-based payment plans are described below. There have been no share-based plan forfeitures during fiscal 2019 and there has been forfeiture of one share-based plan during fiscal 2018. Further, there have been no cancellations to any of the plans during fiscal 2019.

(b)	Types of share-based payment plans

Employee Share Option Plan (ESOP)

Share options are granted to employees under the Employee Share Option Plan at the discretion of the Board. The exercise price of the options is based on a weighted average market price of the shares preceding the date of grant. The options vest at the time of grant and the contractual life of each option granted is ten years. There are no cash settlement alternatives.

Subject to shareholder approval, options may also be granted to Directors at the discretion of the Board. The exercise price of the options is based on a weighted average market price of the shares preceding the date of grant. The options vest either at the time of grant or are subject to performance conditions at the discretion of the Board and the contractual life of each option granted is 10 years. There are no cash settlement alternatives.

(c)	Summaries of options granted under ESOP arrangements

The following table illustrates the number (No) and weighted average exercise price (WAEP) of, and movements in, share options issued during the year:

	2019 No	2019 WAEP		2018 No	2018 WAEP
Outstanding at the beginning of the year	29,131,664	A$	0.08	24,797,286	A$	0.09
Expired during the year	—		—	(3,937,289)		0.13
Forfeited during the year	—		—	(838,333)		0.08
Granted during the year	89,251,668		0.13	9,110,000		0.06
Exercised during the year	(6,860,000)		(0.07)	—		—

Outstanding at the end of the year	111,523,332	A$	0.121	29,131,664	A$	0.078

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

As at the reporting date, there were 111,523,332 unissued ordinary shares under options represented by:

16,160,415 exercisable at A$0.085 expiring 18 May 2027 issued to employees on 18 May 2017.

1,072,916 exercisable at A$0.082 expiring 26 May 2027 issued to an employee on 26 May 2017.

1,038,333 exercisable at A$0.080 expiring 27 June 2027 issued to employees on 27 June 2017.

4,000,000 exercisable at A$0.063 expiring 6 September 2027 issued to an employee on 6 September 2017.

9,000,000 exercisable at A$0.057 expiring 16 April 2028 issued to employees on 16 April 2018.

3,000,000 exercisable at A$0.057 expiring 18 April 2028 issued to employees on 18 April 2018.

2,000,000 exercisable at A$0.056 expiring 12 June 2028 issued to an employee on 12 June 2018.

700,000 exercisable at A$0.057 expiring 14 June 2028 issued to employees on 14 June 2018.

3,000,000 exercisable at A$0.059 expiring 25 June 2028 issued to an employee on 25 June 2018.

14,430,000 exercisable at A$0.089 expiring 1 November 2028 issued to employees on 1 November 2018.

18,881,250 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

15,000,000 exercisable at A$0.082 expiring 30 November 2028 issued to an employee on 30 November 2018.

360,000 exercisable at A$0.082 expiring 30 November 2028 issued to employees on 30 November 2018.

1,080,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

4,910,000 exercisable at A$0.082 expiring 2 January 2029 issued to employees on 2 January 2019.

380,000 exercisable at A$0.089 expiring 2 January 2029 issued to employees on 2 January 2019.

6,866,250 exercisable at A$0.30 expiring 1 April 2029 issued to employees on 1 April 2019.

9,644,168 exercisable at A$0.42 expiring 28 June 2029 issued to employees on 28 June 2019.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company or any related corporate body.

Shares issued as a result of the exercise of options

During the financial year and up to the date of this report, there were 6,860,000 options exercised to acquire fully paid ordinary shares in the Company.

(d)	Weighted average remaining contractual life

The weighted average remaining contractual life for the share options outstanding as at 30 June 2019 is 10 years (2018: 9.52 years).

(e)	Range of exercise price

The range of exercise prices for options outstanding at the end of the year was A$0.056 – A$0.420 (2018: A$0.061 – A$0.126).

As the range of exercise prices is wide, refer to Section (c) above for further information in assessing the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

(f)	Weighted average fair value

The weighted average fair value of options granted during the year was A$2,594,883 (2018: A$247,089). The total fair value of the options granted during the year is A$2,594,883 (2018: A$247,089).

(g)	Option pricing model: ESOP and Investor

Equity-settled transactions

The fair value of the equity-settled share options granted under the ESOP is estimated at the date of grant using a Binomial Model considering the terms and conditions upon which the options were granted.

The options issued in the period have vesting criteria based on the following performance conditions:

•	Tenure with the Company

•	Revenue target

•	FDA PMA approval of RECELL for burns

•	Initial BARDA procurement under CLIN2 of the BARDA Contract

•	US Quotation

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

i) On 18 May 2017, 17,910,415 options were granted to employees at an exercise price of A$0.085 expiring on 18 May 2027.

The following table lists the inputs to the models used for the options granted to employees each year:

Grant date		18/05/2017
Share price at date of grant	A$	0.08
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		1.5%
Expected life of option		3,650
Fair value at date of grant	A$	0.0754
Option exercise price (A$)	A$	0.085

At year end, 5,304,166 options were unvested.

ii) On 26 May 2017, 1,072,916 options were granted to employees at an exercise price of A$0.082 expiring on 26 May 2027.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2
Grant date		26/05/2017		26/05/2017
Share price at date of grant	A$	0.086	A$	0.086
Dividend yield (%)		0%		0%
Expected volatility (%)		90%		90%
Risk-free interest rate (%)		1.5%		1.50%
Expected life of option		3,650		3,650
Fair value at date of grant	A$	0.070	A$	0.0754
Option exercise price (A$)	A$	0.082	A$	0.082

At year end, 469,166 options were unvested.

iii) On 27 June 2017, 1,038,333 options were granted to employees at an exercise price of A$0.08 expiring on 27 June 2027.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2
Grant date		27/06/2017		27/06/2017
Share price at date of grant	A$	0.067	A$	0.067
Dividend yield (%)		0%		0%
Expected volatility (%)		90%		90%
Risk-free interest rate (%)		1.50%		1.50%
Expected life of option		3,650		3,650
Fair value at date of grant	A$	0.0621	A$	0.0754
Option exercise price (A$)	A$	0.080	A$	0.080

At year end, 361,500 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

iv) On 6 September 2017, 4,000,000 options were granted to an employee at an exercise price of A$0.063 expiring on 6 September 2027.

The following table lists the inputs to the models used for the options granted to employees each year:

Grant date		06/09/2017
Share price at date of grant	A$	0.056
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		1.5%
Expected life of option		3,650
Fair value at date of grant	A$	0.0523
Option exercise price (A$)	A$	0.063

At year end, 1,700,000 options were unvested.

v) On 16 April 2018, 9,000,000 options were granted to employees at an exercise price of A$0.057 expiring on 16 April 2028.

The following table lists the inputs to the models used for the options granted to employees:

Grant date		16/4/2018
Share price at date of grant	A$	0.055
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.057

This represents tranches 1-6, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.0343
Tranche 2	A$	0.0373
Tranche 3	A$	0.0398
Tranche 4	A$	0.0417
Tranche 5	A$	0.0495
Tranche 6	A$	0.0471

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 4,440,000 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

vi) On 18 April 2018, 3,000,000 options were granted to an employee at an exercise price of A$0.057 expiring on 18 April 2028.

The following table lists the inputs to the models used for the options granted to employees:

Grant date		18/4/2018
Share price at date of grant	A$	0.057
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.057

This represents tranches 1-9, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.0493
Tranche 4	A$	0.0358
Tranche 5	A$	0.0390
Tranche 6	A$	0.0417
Tranche 7	A$	0.0437
Tranche 8	A$	0.0493
Tranche 9	A$	0.0493

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 2,250,000 options were unvested.

vii) On 12 June 2018, 2,000,000 options were granted to an employee at an exercise price of A$0.056 expiring on 12 June 2028.

The following table lists the inputs to the models used for the options granted to employee each year:

Grant date		12/6/2018
Share price at date of grant	A$	0.056
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.056

This represents tranches 1-9, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.0485
Tranche 2	A$	0.0485
Tranche 3	A$	0.0485
Tranche 4	A$	0.0352
Tranche 5	A$	0.0384
Tranche 6	A$	0.0409
Tranche 7	A$	0.0430
Tranche 8	A$	0.0485
Tranche 9	A$	0.0485

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 975,000 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

viii) On 14 June 2018, 700,000 options were granted to an employee at an exercise price of A$0.057 expiring on 14 June 2028.

The following table lists the inputs to the models used for the options granted to employees:

Grant date		14/6/2018
Share price at date of grant	A$	0.058
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.057

This represents tranches 1-9, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.0502
Tranche 2	A$	0.0502
Tranche 3	A$	0.0502
Tranche 4	A$	0.0365
Tranche 5	A$	0.0399
Tranche 6	A$	0.0425
Tranche 7	A$	0.0446
Tranche 8	A$	0.0502
Tranche 9	A$	0.0502

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 350,000 options were unvested.

ix) On 25 June 2018, 3,000,000 options were granted to an employee at an exercise price of A$0.059 expiring on 25 June 2028.

The following table lists the inputs to the models used for the options granted to employees:

Grant date		25/6/2018
Share price at date of grant	A$	0.059
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.059

This represents tranches 1-9, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.0504	Tranche 6	A$	0.0448
Tranche 2	A$	0.0504	Tranche 7	A$	0.0504
Tranche 3	A$	0.0368	Tranche 8	A$	0.0504
Tranche 4	A$	0.0401	Tranche 9	A$	0.0504
Tranche 5	A$	0.0427

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 1,480,000 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

x) On 1 November 2018, 17,200,000 options were granted to employees at an exercise price of A$0.089 expiring on 1 November 2028.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		1/11/2018		1/11/2018		1/11/2018		1/11/2018
Share price at date of grant	A$	0.093	A$	0.093	A$	0.093	A$	0.093
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.0587	A$	0.0641	A$	0.683	A$	0.0716
Option exercise price (A$)	A$	0.089	A$	0.089	A$	0.089	A$	0.089

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 14,430,000 options were unvested and 2,770,000 options were forfeited.

xi) On 30 November 2018, 24,851,250 options were granted to employees at an exercise price of A$0.082 expiring on 30 November 2028.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		30/11/2018		30/11/2018		30/11/2018		30/11/2018
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.0514	A$	0.0561	A$	0.0599	A$	0.0628
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 18,881,250 options were unvested and 5,970,000 options were forfeited.

xii) On 2 January 2019, 1,180,000 options were granted to employees at an exercise price of A$0.082 expiring on 2 January 2023.

The following table lists the inputs to models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		2/1/2019		2/1/2019		2/1/2019		2/1/2019
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.045	A$	0.0488	A$	0.0519	A$	0.0543
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 1,180,000 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

xiii) On 2 January 2019, 4,910,000 options were granted to employees at an exercise price of A$0.082 expiring on 2 January 2023.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		2/1/2019		2/1/2019		2/1/2019		2/1/2019
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.0462	A$	0.0497	A$	0.0526	A$	0.0551
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 4,910,000 options were unvested.

xiv) On 2 January 2019, 380,000 options were granted to employees at an exercise price of A$0.082 expiring on 2 January 2029.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		2/01/2019		2/01/2019		2/01/2019		2/01/2019
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.0455	A$	0.0488	A$	0.0519	A$	0.0543
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 380,000 options were unvested.

xv) On 1 April 2019, 6,866,250 options were granted to employees at an exercise price of A$0.300 expiring on 1 April 2029.

The following table lists the inputs to the models used for the options granted to employees each year:

Grant date		1/4/2019
Share price at date of grant	A$	0.300
Dividend yield (%)		0%
Expected volatility (%)		90%
Risk-free interest rate (%)		2.65%
Expected life of option (days)		3,650
Option exercise price (A$)	A$	0.300

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

This represents tranches 1-20, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.1706	Tranche 8	A$	0.2026	Tranche 15	A$	0.1688
Tranche 2	A$	0.1834	Tranche 9	A$	0.1936	Tranche 16	A$	0.1812
Tranche 3	A$	0.1945	Tranche 10	A$	0.2030	Tranche 17	A$	0.1926
Tranche 4	A$	0.2037	Tranche 11	A$	0.1677	Tranche 18	A$	0.2022
Tranche 5	A$	0.1694	Tranche 12	A$	0.1806	Tranche 19	A$	0.2033
Tranche 6	A$	0.1823	Tranche 13	A$	0.1922	Tranche 20	A$	0.1682
Tranche 7	A$	0.1931	Tranche 14	A$	0.2014

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 6,866,250 options were unvested.

xvi) On 30 November 2018, 360,000 options were granted to employees at an exercise price of A$0.082 expiring on 30 November 2028.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		30/11/2018		30/11/2018		30/11/2018		30/11/2018
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.0514	A$	0.0561	A$	0.0599	A$	0.0628
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 360,000 options were unvested.

xvii) On 28 June 2019, 9,644,168 options were granted to employees at an exercise price of A$0.42 expiring on 28 June 2029.

The following table lists the inputs to the models used for the options granted to employees each year:

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		28/6/2019		28/6/2019		28/6/2019		28/6/2019
Share price at date of grant	A$	0.42	A$	0.42	A$	0.42	A$	0.42
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.65%		2.65%		2.65%		2.65%
Expected life of option (days)		3,650		3,650		3,650		3,650
Option exercise price (A$)	A$	0.42	A$	0.42	A$	0.42	A$	0.42

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

This represents tranches 1-21, the fair value at date of grant for each tranche is as follows:

Tranche 1	A$	0.2389	Tranche 8	A$	0.2868	Tranche 15	A$	0.2751
Tranche 2	A$	0.2567	Tranche 9	A$	0.2413	Tranche 16	A$	0.2421
Tranche 3	A$	0.2732	Tranche 10	A$	0.2591	Tranche 17	A$	0.2757
Tranche 4	A$	0.2862	Tranche 11	A$	0.2745	Tranche 18	A$	0.2430
Tranche 5	A$	0.2397	Tranche 12	A$	0.2878	Tranche 19	A$	0.2606
Tranche 6	A$	0.2575	Tranche 13	A$	0.2884	Tranche 20	A$	0.2764
Tranche 7	A$	0.2738	Tranche 14	A$	0.2598	Tranche 21	A$	0.2889

The above valuation includes varied vesting periods and assumes an early exercise multiple. At year end, 9,644,168 options were unvested.

xviii) On the 30 November 2018, 15,000,000 options were granted to Dr Michael Perry at an exercise price of A$0.082 expiring on 29 November 2028 based on the following milestones:

1.	Tenure – a total of 3,333,333 options issued but to vest over the two-year period commencing June 1,2019;

2.

Company Share Price – a total of 5,000,001 options issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

3.	Milestone performance – a total of 2,500,000 options issued, but to vest upon the achievement of initial BARDA procurement under CLIN2 of the BARDA Contract.

4.	Vested Due to Milestone Achievement – a total of 4,166,666 options, fully vested due to prior achievement of a milestone related to FDA approval of RECELL for burns.

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		30/11/2018		30/11/2018		30/11/2018		30/11/2018
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		90%		90%		90%		90%
Risk-free interest rate (%)		2.59%		2.59%		2.59%		2.59%
Expected life of option (days)		3,650		3,650		3,650		3,650
Fair value at date of grant	A$	0.049	A$	0.054	A$	0.048	A$	0.052
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082	A$	0.082

	Tranche 5		Tranche 6		Tranche 7
Grant date		30/11/2018		30/11/2018		30/11/2018
Share price at date of grant	A$	0.082	A$	0.082	A$	0.082
Dividend yield (%)		0%		0%		0%
Expected volatility (%)		90%		90%		90%
Risk-free interest rate (%)		2.59%		2.59%		2.59%
Expected life of option (days)		3,650		3,650		3,650
Fair value at date of grant	A$	0.058	A$	0.071	A$	0.048
Option exercise price (A$)	A$	0.082	A$	0.082	A$	0.082

At year end, 4,166,667 options were unvested.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

17.	SHARE-BASED PAYMENT PLANS (continued)

(h)	Long-term incentive rights

On the 30 November 2017, 50,000,000 LTI’s were issued to Dr Michael Perry based on the following milestones:

5.	Tenure – a total of 16,666,666 LTIs issued but to vest over the three-year period commencing July 1,2017;

6.

Company Share Price – a total of 16,666,666 LTIs issued but to vest in three equal tranches subject to the Volume Weighted Average Price (VWAP) of Company share price (as at close of trade on the ASX on relevant date) achieving multiples of 2x, 3x and 4x the Company’s share price at the time of shareholder approval; and

7.	Milestone performance – a total of 16,666,668 LTIs issued, but to vest in two equal tranches with one tranche to vest upon the achievement of the following milestones:

a.	FDA PMA approval of RECELL for burns

b.	Initial BARDA procurement under CLIN2 of the BARDA Contract

	Tranche 1		Tranche 2		Tranche 3		Tranche 4
Grant date		30/11/2017		30/11/2017		30/11/2017		30/11/2017
Share price at date of grant	A$	0.061	A$	0.061	A$	0.061	A$	0.061
Exercise price	A$	nil	A$	nil	A$	nil	A$	nil
Vesting hurdle		n/a		n/a		n/a	A$	0.122
Expiry period		30/11/2027		30/11/2027		30/11/2027		30/11/2027
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		70%		70%		70%		70%
Risk-free interest rate (%)		2.47%		2.47%		2.47%		2.47%

	Tranche 5		Tranche 6		Tranche 7		Tranche 8
Grant date		30/11/2017		30/11/2017		30/11/2017		30/11/2017
Share price at date of grant	A$	0.061	A$	0.061	A$	0.061	A$	0.061
Exercise price	A$	nil	A$	nil	A$	nil	A$	nil
Vesting hurdle	A$	0.183	A$	0.244		n/a		n/a
Expiry period		30/11/2027		30/11/2027		30/11/2027		30/11/2027
Dividend yield (%)		0%		0%		0%		0%
Expected volatility (%)		70%		70%		70%		70%
Risk-free interest rate (%)		2.47%		2.47%		2.47%		2.47%

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

18.	SEGMENT INFORMATION

Operating segments are identified based on internal reports about components of the Company that are regularly reviewed by the chief operating decision maker to allocate resources to the segment and to assess its performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer.

The Chief Executive Officer reviews the financial and operating performance of the business primarily from a geographic perspective. On this basis, management have identified three reportable operating segments being the Asia Pacific, Europe and Americas including Canada. The Chief Executive Officer monitors the performance of all these segments separately. The Company does not operate in any other geographic segment.

The Americas, Europe, and Asia Pacific operating segments derived its revenues from the sale of RECELL Devices.

The Chief Executive Officer assesses the performance of the operating segments based on a measure of gross margin and net profit before tax.

Unallocated

The following items of income and expense and associated assets are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate revenue

•	Corporate charges

•	Amortisation of intellectual property

The segment information provided to the Chief Executive Officer for the reportable segments for the year ended 30 June 2019 is as follows:

	Continuing Operations
	Asia Pacific		Europe		Americas		Total
Year ended 30 June 2019
Revenue
Sale of goods	A$	1,126,407	A$	364,331	A$	6,214,660	A$	7,705,398
Other income		11,970		543		8,703,335		8,715,848

Total revenue and other income per consolidated statement of profit or loss and other comprehensive income	A$	1,138,377	A$	364,874	A$	14,917,995	A$	16,421,246

Segment net loss before tax benefit	A$	(734,835)	A$	(919,932)	A$	(27,919,276)	A$	(29,574,043)

Reconciliation of segment net result before tax to loss before income tax benefit
Corporate charges including share-based expenses								(5,766,047)

Loss before income tax							A$	(35,340,090)

The Company’s other income in its Americas including Canada operating segment includes $8,259,152 from BARDA, representing 95% of the Americas operating segment’s total other income from external customers for the year ended 30 June 2019.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

18.	SEGMENT INFORMATION (Continued)

Revenue is attributed to geographic location based on the location of the customers. The percentages of external revenues from external customers that are attributable to foreign countries are as shown below:

	2019	2018
Australia	14.6%	6.8%
Americas and other	85.4%	93.2%

Total revenue	100.0%	100.0%

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2019
Segment assets
Segment operating assets	A$	870,041	A$	284,424	A$	32,455,556	A$	33,610,021
Segment non-current assets		324,456		5,862		1,828,873		2,159,191

Unallocated assets	A$	—	A$	—	A$	—	A$	968,861

Total assets per the consolidated statement of financial position							A$36,738,073

Segment liabilities
Segment operating liabilities	A$	172,815	A$	196,908	A$	5,777,373	A$	6,147,096
Unallocated liabilities		—		—		—		801,556

Total liabilities per the consolidated statement of financial position							A$	6,948,652

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2018
Revenue
Sale of goods	A$	709,907	A$	488,954	A$	—	A$	1,198,861
Other income		—		2,961		10,104,081		10,107,042
Interest received		59,552		438		5,666		65,656

Total revenue and other income per consolidated statement of profit or loss and other comprehensive income	A$	769,459	A$	492,353	A$	10,109,747	A$	11,371,559

Segment net loss before tax benefit	A$	(1,341,200)	A$	(2,181,622)	A$	(9,539,296)	A$	(13,062,118)

Reconciliation of segment net result before tax to loss before income tax benefit:
Corporate charges including share-based expenses							A$	(4,842,833)

Loss before income tax							A$	(17,904,951)

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

18.	SEGMENT INFORMATION (continued)

	Asia Pacific		EMEA		Americas		Total
Year ended 30 June 2018
Segment assets
Segment operating assets	A$	532,926	A$	579,081	A$	17,079,653	A$	18,191,660
Segment non-current assets		5,662		18,215		703,100		726,977

Unallocated assets	A$	—	A$	—	A$	—	A$	4,098,377

Total assets per the consolidated statement of financial position							A$23,017,014

Segment liabilities
Segment operating liabilities	A$	189,531	A$	176,461	A$	3,314,423	A$	3,680,415
Unallocated liabilities		—		—		—		337,040

Total liabilities per the consolidated statement of financial position							A$	4,017,455

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial instruments comprise receivables, payables, cash and short-term deposits.

The Company manages its exposure to key financial risks, including interest rate and foreign currency risk in accordance with the Company’s financial risk management policy. The objective of the policy is to support the delivery of the Company’s financial targets whilst protecting future financial security.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Company uses different methods to measure and manage different types of risk to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, and liquidity risk is monitored through the development of future rolling cash flow forecasts. The Board reviews and agrees on policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Chief Financial Officer under the authority of the Board. The Board reviews and agrees on policies for managing each of the risks identified below including foreign currency and interest rate risk, credit allowances and future cash flow forecast projections.

At the reporting date, the Company had the following financial assets and liabilities:

	2019		2018
Financial Assets
Cash and cash equivalents	A$	28,983,491	A$	14,825,532
Trade and other receivables		2,980,102		5,437,357
Financial Liabilities
Trade and other payables		(5,633,562)		(3,487,582)
Provisions		(650,359)		(395,535)

Net	A$	25,679,672	A$	16,379,772

Risk Exposures and Responses

Interest rate risk

The Company’s exposure to market interest rates relates primarily to short-term deposits with a floating interest rate.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

At reporting date, the Company had the following mix of financial assets exposed to interest rate risk:

	2019		2018
Financial Assets
Cash and cash equivalents	A$	28,983,491	A$	14,825,532

Net exposure	A$	28,983,491	A$	14,825,532

The Company’s policy is to manage its finance costs and revenue using a mix of fixed and variable interest rates depending on the forecast funding requirements of the Company. At 30 June 2019 and 2018, there were no cash and cash equivalents recorded at a fixed rate of interest.

The following sensitivity analysis is based on the interest rate exposures in existence at the reporting date. The 1% sensitivity is based on reasonably possible changes over a financial year, using the observed range of historical rates for the preceding two-year period.

At 30 June 2019, if interest rates had moved, as illustrated in the table below with all other variables held constant, post tax loss and equity would have been affected as follows:

Judgements of reasonably possible movements:	Post Tax Loss (Higher)/Lower				Equity Higher/(Lower)
	2019		2018		2019		2018
+1% (100 basis points)	A$	289,835	A$	148,255	A$	289,835	A$	148,255
-1% (100 basis points)		(289,835)		(148,255)		(289,835)		(148,255)

The movements in loss are due to higher/lower finance revenue from variable rate cash balances.

Foreign currency risk

The Company has investment operations in Europe and the United States. The Company’s consolidated statement of financial position can be affected by movements in exchange rates and the Company does not currently hedge this exposure.

The Company also has transactional currency exposures. Such exposures arise from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 85% (2018: 93%) of the Company’s sales are denominated in currencies other than the functional currency, whilst approximately 70% (2018: 74%) of costs are denominated in the functional currency.

At 30 June 2019, the Company had the following exposure to foreign currencies:

	2019		2018
Financial Assets
Cash and cash equivalents	A$	28,539,291	A$	13,046,513
Trade and other receivables		2,350,457		2,847,542

		30,889,748		15,894,055

Financial Liabilities
Trade and other payables		(4,718,118)		(3,356,546)

Net exposure	A$	26,171,630	A$	12,537,509

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The following sensitivity is based on the foreign currency risk exposures in existence at the reporting date. The percentage sensitivity is based on reasonably possible changes over a financial year, using the observed range of historical rates for the preceding two-year period.

At 30 June 2019, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post-tax loss and equity would have been affected as follows:

Judgments of reasonably possible movements:	Post Tax Loss (Higher)/Lower				Equity Higher/(Lower)
	2019		2018		2019		2018
AUD/GBP +10%	A$	29,701	A$	54,761	A$	29,701	A$	54,761
AUD/GBP –5%		14,851		27,380		14,851		27,380
AUD/USD +10%		3,509,311		1,827,003		3,509,311		1,827,003
AUD/USD –5%		1,754,656		913,502		1,754,656		913,502
AUD/EUR +10%		12,762		8,663		12,762		8,663
AUD/EUR –5%		6,381		4,332		6,381		4,332

Management believe the reporting date risk exposures are representative of the risk exposure inherent in the financial instruments. The Company has no processes and objectives for managing foreign exchange risks.

Credit risk

Credit risk arises from the financial assets of the Company, which comprise cash and cash equivalents and trade and other receivables. The Company’s exposure to credit risk arises from potential default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Company does not hold any credit derivatives to offset its credit exposure.

The Company trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Company’s policy to securitise its trade and other receivables.

It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by the Board. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debts is not significant.

A significant balance of cash is held in Silicon Valley Bank. This is a highly rated institution which effectively manages its risk profile and therefore the company considers its cash balances to be secure.

There is no concentration of debt amongst the creditors.

Liquidity risk

The Company’s objective is to maintain a balance between continuity of funding and flexibility using bank overdrafts, bank loans and finance leases.

The table below reflects all contractually fixed pay-offs and receivables for settlement, repayments and interest resulting from recognised financial assets and liabilities. For all obligations, the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2019.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The remaining contractual maturities of the Company’s financial liabilities are:

	2019		2018
6 months or less	A$	5,633,562	A$	3,487,582
6-12 months		—		—
1-3 years		—		—

	A$	5,633,562	A$	3,487,582

Maturity analysis of financial assets and liabilities are based on management’s expectation.

The risk implied from the values shown in the table below reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our on-going operations such as property, plant, equipment and investments in working capital including inventories and trade receivables. These assets are considered in the Company’s overall liquidity risk.

Year ended 30 June 2019	< 6 months		6-12 months		1-5 years		Total
Financial Assets
Cash and cash equivalents	A$	28,983,491	A$	—	A$	—	A$	28,983,491
Trade and other receivables		2,980,102		—		—		2,980,102

		31,963,593		—		—		31,963,593

Financial Liabilities
Trade and other payables		(5,633,562)		—		—		(5,633,562)

Net maturity	A$	26,330,031	A$	—	A$	—	A$	26,330,031

Year ended 30 June 2018	< 6 months		6-12 months		1-5 years		Total
Financial Assets
Cash & cash equivalents	A$	14,825,532	A$	—	A$	—	A$	14,825,532
Trade & other receivables		5,437,357		—		—		5,437,357

		20,262,889		—		—		20,262,889

Financial Liabilities
Trade & other payables		(3,487,582)		—		—		(3,487,582)

Net maturity	A$	16,775,307	A$	—	A$	—	A$	16,775,307

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

20.	COMMITMENTS AND CONTINGENCIES

Finance Leases as Lessee

The Company’s furniture and IT equipment are held under lease arrangements. As of 30 June 2019, the net carrying amount of the furniture and IT equipment held under lease arrangements is A$65,369.

The Company’s finance lease liabilities, which are secured by the related assets held under finance leases, are classified as follows:

Finance Lease liabilities	2019
Current:	A$	48,265
Non-current:		17,104

	A$	65,369

	Minimum Lease Payment Due
	Within 1 Year	1-5 Years	After 5 Years	Total
30 June 2019
Lease Payments	66,643	17,165	—	83,808
Finance charges	(15,282)	(3,157)	—	(18,439)
Net Present Values	51,361	14,008	—	65,369

Operating Leases as Lessee

The Company leases space under operating leases. Future minimum lease payments as of 30 June 2019 are as follows:

	Minimum Lease Payment Due
	Within 1 Year	1-5 Years	After 5 Years	Total
30 June 2019	839,673	745,693	—	1,585,366

30 June 2018	525,919	856,541	—	1,382,460

21.	AUDITORS’ REMUNERATION

The auditors of Avita Medical Limited and its subsidiaries are Grant Thornton Audit Pty Ltd.

	2019		2018
Amounts received or due and receivable by Grant Thornton Australia for:
An audit or review of the financial report of the Company and any other entity in the Group	A$	162,360	A$	89,535
Amounts received or due and receivable by network firms of Grant Thornton Australia for:
An audit or review of the financial report of the subsidiaries of the Group		94,102		92,905
Other services in relation to the entity and any other entity in the Group – Taxation services		65,318		46,811

	A$321,780		A$229,251

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

22.	PARENT ENTITY INFORMATION

Information relating to Avita Medical Limited:	2019		2018
Current assets	A$	968,862	A$	4,098,378
Total assets		968,862		4,098,378
Current liabilities		(801,555)		(337,040)
Total liabilities		(801,555)		(337,040)

Net assets		167,307		3,761,338
Issued capital		204,279,078		162,801,028
Accumulated losses		(211,334,455)		(163,541,196)
Share option reserves		7,222,684		4,501,506

Total shareholders’ equity	A$	167,307	A$	3,761,338
Loss of parent entity after income tax	A$	(5,586,183)	A$	(3,258,675)
Total comprehensive loss of the parent entity	A$	(5,586,183)	A$	(3,258,675)
Details of any contingent liabilities of the parent entity		None		None
Details of any contractual commitments by the parent entity for the acquisition of plant and equipment		None		None

During the period, the parent entity impaired A$40,806,526 (2018: A$21,368,073) of intercompany loans to subsidiaries and investments in subsidiaries. The impairment charges are eliminated on consolidation.

23.	DEED OF CROSS GUARANTEE

The following entities are party to a deed of cross guarantee under which each company guarantees the debts of the others:

Avita Medical Limited

C3 Operations Pty Ltd

Visiomed Group Pty Ltd

Infamed Pty Limited

By entering into the deed, the wholly owned entities have been relieved from the requirement to prepare a financial report and Directors’ Report under Australian Securities and Investments Commission (‘ASIC’) Corporations (Wholly-owned Companies) Instrument 2016/785.

The above companies represent a ‘Closed Company’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross guarantee that are controlled by Avita Medical Limited, they also represent the ‘Extended Closed Company’.

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

23.	DEED OF CROSS GUARANTEE (continued)

Set out below is a consolidated statement of profit or loss and other comprehensive income and consolidated statement of financial position of the ‘Closed Company’.

Continuing operations	2019		2018
Sale of goods	A$	1,126,407	A$	709,907
Other income from external customers		11,972		59,552

Total revenue and other income from external customers		1,138,379		769,459
Cost of sales		(511,345)		(331,244)

Gross profit		627,034		438,215

Operating costs
Sales and marketing expenses		(1,286,323)		(1,250,976)
Product development expenses		(352,186)		(43,048)
Corporate and administrative expenses		(5,480,845)		(4,660,971)
Impairment of inter-company loans		(40,806,526)		(21,368,073)
Finance costs		(8,558)		—

Loss from continuing operations before income tax		(47,307,404)		(26,884,853)
Income tax benefit		179,863		1,385,796

Total comprehensive loss for the period	A$	(47,127,541)	A$	(25,499,057)

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

23.	DEED OF CROSS GUARANTEE (continued)

	2019		2018
Current assets
Cash and cash equivalents	A$	444,200	A$	1,779,019
Trade and other receivables		629,646		2,589,816
Prepayments and other assets		708,635		130,055
Inventories		56,422		132,414

Total current assets		1,838,903		4,631,304

Non-current assets
Plant and equipment		3,780		5,662
Patents-in-progress		320,676		—

Total non-current assets		324,456		5,662

TOTAL ASSETS	A$	2,163,359	A$	4,636,966

LIABILITIES
Current liabilities
Trade and other payables		916,619		477,366
Provisions		57,751		49,205

Total current liabilities		974,370		526,571

TOTAL LIABILITIES	A$	974,370	A$	526,571

NET ASSETS	A$	1,188,989	A$	4,110,395

EQUITY
Contributed equity		204,279,078		162,801,028
Accumulated losses		(210,313,036)		(163,194,156)
Reserves		7,222,947		4,503,523

TOTAL EQUITY	A$	1,188,989	A$	4,110,395

AVITA MEDICAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 30 JUNE 2019

24.	SUBSEQUENT EVENTS

On September 19, 2019 AVITA filed a registration statement on Form 20-F under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (“SEC”) relating to the proposed registration in the United States of its class of American Depositary Shares representing ordinary shares of the Company. The registration statement was declared effective by the SEC on September 27, 2019, and the Company anticipates that trading of its American Depositary Shares will commence on the Nasdaq Capital Market on or about October 1, 2019. This disclosure does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

AVITA MEDICAL LIMITED

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Avita Medical Limited, I state that:

In the opinion of the Directors:

(a)	the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2019 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

(b)	the financial statements and notes also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as disclosed in Note 2; and

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(d)

this declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2019.

On behalf of the Board

Michael Perry

Chief Executive Officer

Dated: 30 September 2019

Valencia, California, United States

Independent auditor’s report to the members of Avita Medical Limited

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Independent Auditor’s Report

To the Members of Avita Medical Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Avita Medical Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2019, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the Group’s financial position as at 30 June 2019 and of its performance for the year ended on that date; and

b	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

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Liability limited by a scheme approved under Professional Standards Legislation.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Going concern - Note 2(v)

The Group generated a loss of $35,160,227 for the year ended 30 June 2019 and has used cash in operations of $27,485,659 for the year ended 30 June 2019.

The Directors have determined that the use of the going concern basis of accounting is appropriate in preparing the financial report. Their assessment of going concern was based on cash flow projections.

These projections incorporated a number of assumptions and judgements regarding the extent of future research and development activities, continued expansion of sales capability and projected working capital requirements.

The Group’s use of the going concern basis of accounting and the associated extent of uncertainty is a key audit matter due to the high level of judgment required in evaluating the Group’s assessment of going concern.

Our procedures included, amongst others:

•  obtaining and reviewing management’s cash flow forecast to assess whether current cash levels can sustain operations for a period of at least 12 months from the proposed date of signing the financial statements;

•  assessing whether the cash flow model reflected the budget that was approved by the Directors;

•  agreeing year end cash balances to third party independent confirmations received to gain comfort around the opening balances used in the cash flow forecast;

•  assessing the Group’s current level of income and expenditure against management’s forecast for consistency of relationships and trends to the historical results, and results since year end; and

•  assessing the adequacy of the related disclosures within the financial report.

Share-based payments (Note 17)

The Group provides benefits to employees and Key Management Personnel in the form of share options and restricted stock units (RSU’s) to employees and directors.

These share-based payments are measured at fair value on the date at which they are granted and are expensed over the period in which the vesting conditions are fulfilled. The awards issued by the Group include market, performance, and service conditions which vary by grant. The Group engaged a specialist to provide a valuation of these share-based payments.

This area is a key audit matter due to the inherent subjectivity involved in management’s judgements used to value the options including historical volatility, the risk free rate of return and achievement of vesting conditions.

Our procedures included, amongst others:

•  obtaining and reviewing the documented terms and conditions for a sample of agreements;

•  assessing the competency and objectivity of management’s expert;

•  obtaining and reviewing the valuation report provided by management’s external expert in relation to the option and RSU plans and assessing for compliance with AASB 2 Share-Based Payments;

•  utilising our internal valuation specialists to assess the inputs and assumptions used to determine the fair values of the awards for appropriateness and reasonableness;

•  recalculating the fair value of a sample of the awards;

•  recalculating the vesting schedules to evaluate whether the related expense has been recorded in the correct periods; and

•  reviewing the adequacy of related disclosures.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in the Directors’ report for the year ended 30 June 2019.

In our opinion, the Remuneration Report of Avita Medical Limited, for the year ended 30 June 2019 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd
Chartered Accountants
M R Leivesley
Partner – Audit & Assurance
Sydney, 30 September 2019